Exhibit 2.1
     EXECUTION COPY

SHARE EXCHANGE AGREEMENT
by and between
MEDIACOM COMMUNICATIONS CORPORATION,
SHIVERS INVESTMENTS, LLC,
and
SHIVERS TRADING & OPERATING COMPANY,

Dated as of September 7, 2008

i

Annexes
Annex A	—	Form of Transition Services Agreement

Attachments
Attachment A	—	Parent Disclosure Schedules
Attachment B		Shivers Disclosure Schedules

Exhibits
Exhibit I	—	Step Summary for the Parent Restructuring
Exhibit II	—	Parent Tax Opinion Representations
Exhibit III	—	Form of Shivers Tax Opinion
Exhibit IV	—	Shivers Tax Opinion Representations

Schedules
Schedule A	—	Systems
Schedule B	—	Assumed Liabilities
Schedule C	—	Excluded Assets
Schedule D	—	FCC Licenses
Schedule E	—	Knowledge of Parent
Schedule F	—	Knowledge of Shivers
Schedule 5.4(e)	—	Utilities
Schedule 5.4(e-1)	—	Cooperatives
Schedule 7.1(d)	—	Consents
Schedule 7.2(g)	—	Material Business Contract Consents

SHARE EXCHANGE AGREEMENT
     This SHARE EXCHANGE AGREEMENT, dated as of September 7, 2008 (this “Agreement”), is entered into by and between MEDIACOM COMMUNICATIONS CORPORATION, a Delaware corporation (“Parent”), SHIVERS TRADING & OPERATING COMPANY, a Georgia corporation (“Shivers”), and SHIVERS INVESTMENTS, LLC, a Georgia limited liability company and an indirect, wholly owned subsidiary of Shivers (“Shivers LLC”).
WITNESSETH:
     WHEREAS, Parent indirectly through the Parent Entities currently owns cable television, Internet data delivery, and telephony systems, and related assets located in and around the communities and franchise areas listed on Schedule A (the “Systems”) and operates the Systems to provide cable television, Internet access, and telephony services to subscribers (the “Business”);
     WHEREAS, on or prior to the Closing, Parent will use its reasonable efforts to complete the Parent Restructuring, pursuant to which the Estimated Cash Amount will be transferred, whether by contribution or otherwise, to a newly organized Georgia corporation (“SplitCo”) and the Business, as a going concern, will be transferred, whether by contribution or otherwise, to a newly organized single member Georgia limited liability company (“SplitCo Sub”) wholly owned by SplitCo;
     WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, (a) Parent desires to exchange the SplitCo Shares for the Shivers Parent Shares, and (b) Shivers desires to cause Shivers LLC to exchange the Shivers Parent Shares for the SplitCo Shares;
     WHEREAS, the parties hereto intend that the Exchange will qualify as a tax-free transaction under Section 355(a) of the Code; and
     NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and intending to be legally bound, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
          Section 1.1 Certain Definitions. As used in this Agreement and the schedules hereto, the following terms have the respective meanings set forth below.
     “Accounts Receivable” means all accounts receivable of any Parent Party derived exclusively from the operation of the Systems prior to the Closing Date.
     “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, including the ability to elect the members of the board of directors or other governing body of a Person, and the terms “controlled” and “controlling” have correlative meanings. For purposes of this Agreement, none of Shivers, Shivers LLC, William S. Morris III, Craig S. Mitchell and their respective Affiliates shall be considered Affiliates of Parent.
     “Ancillary Agreements” means, collectively, Transition Services Agreement and the Call Center Sublease.
     “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal and state Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
     “Assumed Liabilities” means any and all liabilities of Parent (i) which are included as a Current Liability and which have been taken into account in determining the Net Working Capital Adjustment; (ii) that arise under the Franchises, Permits, Business Contracts or the FCC Licenses and any other instruments included within the Business Assets relating to the operation of the Systems, in each case, in accordance with the terms thereof, the conduct of the Business or the ownership of the Business Assets (other than Excluded Assets) on or after the Closing Date, and arising out of events occurring on or after the Closing Date; (iii) that arise as a result of the conduct of the Business or the ownership of the Business Assets (other than Excluded Assets) on or after the Closing Date, and that arise out of events occurring on or after the Closing Date; (iv) that arise from the acts and omissions of any Transferred Employees from and after the Closing; and (v) listed on Schedule B.
     “Basket Breaches” means the failure of any representation or warranty contained in this Agreement and made by Parent (other than those representations and warranties contained in Sections 3.1, 3.2 (other than the penultimate sentence of Section 3.2(c)), 3.3, 3.20, 3.22 and the first sentence of 3.11) to be true and correct when made or deemed made.
     “Basket Exception Breach” means the failure of any representation or warranty contained in Sections 3.1, 3.2 (other than the penultimate sentence of Section 3.2(c)), 3.3, 3.20, 3.22 and the first sentence of 3.11 of this Agreement to be true and correct when made or deemed made.
     “Basic Service” means the lowest level of cable television service offered by each System that includes broadcast programming.
     “Basic Subscribers” means the total number of Subscribers that (i) subscribe to Parent’s Basic Service (either alone or in combination with any other service) (exclusive of “second outlets,” “additional outlets,” or “courtesy accounts,” as such terms are commonly understood in the cable television industry) or have requested to be installed with Parent’s Basic Service (either alone or in a combination with any other service) but installation has not been completed; (ii) have paid their applicable installation fee and the first month’s billed charges for their Basic Service; (iii) do not have more than ten dollars ($10.00) owing to Parent Parties sixty (60) days or more overdue from the first day of the period to which any outstanding bill relates; (iv) have not requested disconnection and consistent with Parent’s policy on disconnection should not have been disconnected; and (v) in the case of households that became Subscribers within ninety (90) days preceding the applicable date as of which the number of Basic Subscribers is determined, that became Subscribers only pursuant to customary promotions conducted in the ordinary course of business consistent with Parent’s past practices.
     “Broadband Service” means any level of Internet access service offered by the Systems.
     “Broadband Subscribers” means the total number of Subscribers that (i) subscribe to Parent’s Broadband Service (either alone or in combination with any other service) (exclusive of “courtesy accounts,” as such term is commonly understood in the cable television industry) or have requested to be installed with Parent’s Broadband Service (either alone or in a combination with any other service) but installation has not been completed; (ii) have paid their applicable installation fee and the first month’s billed charges for their Broadband Service; (iii) do not have more than ten dollars ($10.00) owing to Parent Parties sixty (60) days or more overdue from the first day of the period to which any outstanding bill relates; (iv) have not requested disconnection and consistent with Parent’s policy on disconnection should not have been disconnected; and (v) in the case of households that became Subscribers within ninety (90) days preceding the applicable date as of which the number of Broadband Subscribers is determined, that became Subscribers only pursuant to customary promotions conducted in the ordinary course of business consistent with Parent’s past practices.
     “Bulk Accounts” means Parent’s agreements with owners of Multiple Dwelling Units, campgrounds, nursing homes, hotels, and similar businesses and restaurants, bars and similar businesses for the provision of Cable Service, Broadband Service, Digital Service, and/or Telephony Service at a discounted or bulk rate and such accounts (i) subscribe to Parent’s Cable Service, Broadband Service, Digital Service, and/or Telephony Service or have requested to be installed with any such service but installation has not been completed; (ii) have paid their applicable installation fee and the first month’s billed charges for Cable Service, Broadband Service, Digital Service, and/or Telephony Service, as applicable; (iii) do not have more than ten dollars ($10.00) owing to Parent Parties sixty (60) days or more overdue from the first day of the period to which any outstanding bill relates; (iv) have not requested disconnection and consistent with Parent’s policy on disconnection should not have been disconnected; and (v) in the case of accounts that became Subscribers within ninety (90) days preceding the applicable date as of which the number of Bulk Subscribers is determined, that became Subscribers only pursuant to customary marketing promotions conducted in the ordinary course of business consistent with past practices.
     “Bulk Subscribers” means the subscribers with respect to Bulk Accounts. The number of Bulk Subscribers with respect to each Bulk Account shall be deemed to equal (i) the sum of (x) the aggregate of total billings, before nonrecurring charges or credits, derived from each Bulk Account in the month preceding Closing divided by (y) the average rate for the level of Cable, Broadband, and/or Telephony Service provided to each such Bulk Account, as applicable, in effect in the Systems in that month. For example, if an apartment building is charged one thousand dollars ($1,000.00) for Expanded Basic Service, and the average rate for Expanded Basic Service is fifty dollars ($50.00) per month, the Bulk Subscribers for Expanded Basic Service shall be deemed to be twenty (20). If a Bulk Account is provided with multiple services

(e.g., Expanded Basic, Broadband Service, and Telephony Service), the number of Bulk Subscribers shall be calculated by reference to the average rate charged to a residential subscriber to obtain a similar package of services. For example, if a residential subscriber is charged one hundred dollars ($100.00) per month to receive a package of Expanded Basic Service, Broadband Service, and Telephony Service, and the Bulk Account is charged one thousand dollars ($1,000.00) per month for such services, then the Bulk Account shall be deemed to consist of ten (10) subscribers for each such service (resulting in thirty (30) RGUs).
     “Business Assets” means all of Parent Parties’ privileges, rights, interests and properties, real and personal, tangible and intangible, that relate directly to the Business and operations of the Systems and are used primarily in the Systems or the Business, including Franchises, Permits, FCC Licenses, FAA licenses, registrations, and permits, Real Property, Equipment, Business Contracts, Intangibles, Accounts Receivable and any Parent Parties’ records, files and data related directly to the Business and operations of the Systems, excluding any Excluded Assets. It is understood that all of the Parent Parties’ tangible personal property physically based at the Systems are included in the Business Assets, unless specifically listed as Excluded Assets or otherwise indicated in the Parent Disclosure Schedule.
     “Business Contract” means leases, easements, rights-of-way, crossing agreements, equipment leases, Bulk Subscriber agreements, agreements for access to Multiple Dwelling Units, pole attachment and conduit agreements, subscriber agreements and other agreements, written or oral (including any amendments and other modifications thereto) other than Franchises, Permits or Contracts listed or referred to on Schedule C, to which any Parent Party is a party or which are binding upon a Parent Party and relate exclusively to the operation of the Business Assets or the Business, and (i) which are in effect on the date hereof or (ii) which are entered into by a Parent Party as permitted by Section 5.2 of this Agreement between the date hereof and the Closing Date, including those items listed on Schedule 3.7(a) of the Parent Disclosure Schedule.
     “Business Day” means a day except a Saturday, a Sunday or other day on which the banks in the City of New York are authorized or required by Law to be closed.
     “Business Employee” means, as to a System, the full-time, part-time and per-diem employees employed by any Parent Party exclusively in connection with the conduct and operation of such System as of the date hereof, other than any such individuals who cease employment with any Parent Party prior to the Closing, but including any such individual hired after the date hereof and prior to the Closing in full compliance with Section 5.2.
     “Business Material Adverse Effect” means, with respect to the Business, any change, event, occurrence or effect that has a material adverse effect on the results of operations, financial condition, operations or assets of the Business, other than changes, events, occurrences or effects (A) generally affecting the cable television industry on a national basis (including regulatory or legislative matters), or (B) arising out of, resulting from or attributable to general economic conditions, acts of war or terrorism or natural disaster, in each case, that do not directly affect the Business Assets or changes in Law or GAAP or in accounting standards, other than those that affect the Business in a materially disproportionate manner (as compared to businesses of similar size and operating in the same general geographic area and industry as the Business operates), to the extent the Business is so disproportionately affected.
     “Cable Service” means either Basic Service or Expanded Basic Service.
     “Cable Subscribers” means the total number of Subscribers that (i) subscribe to Cable Service (either alone or in combination with any other service) (exclusive of “second outlets” or “additional outlets”) or have requested to be installed with any such service but installation has not been completed, and provided that an entity that obtains both Basic Service and Expanded Basic Service shall be deemed to be only one Cable Subscriber); (ii) have paid their applicable installation fee and the first month’s billed charges for their Cable Service; (iii) do not have more than ten dollars ($10.00) owing to Parent Parties sixty (60) days or more overdue from the first day of the period to which any outstanding bill relates; (iv) have not requested disconnection and consistent with Parent’s policy on disconnection should not have been disconnected; and (v) in the case of households that became Subscribers within ninety (90) days preceding the applicable date as of which the number of Cable Subscribers is determined, that became Subscribers only pursuant to customary promotions conducted in the ordinary course of business consistent with Parent’s past practices.
     “Call Center Sublease” means the sublease agreement to be entered into between a Parent Entity and SplitCo Sub relating to the sublease from SplitCo Sub to a Parent Entity of a portion of the premises subject to that certain Real Estate Lease, effective July 1, 1998, between Pace Brothers Construction Company, Incorporated and Mediacom Southeast LLC, as amended and supplemented from time to time.
     “Cash Amount” means the Shivers Parent Shares Value, minus the Systems Value, plus the RGU Deficiency Amount (if any) and (x) plus the Net Working Capital Adjustment Amount (if the Net Working Capital Adjustment Amount is an addition to Current Assets) or (y) minus the Net Working Capital Adjustment Amount (if the Net Working Capital Adjustment Amount is a subtraction from Current Assets).
     “Code” means the United States Internal Revenue Code of 1986, as amended.
     “Commercial Customer” shall mean any commercial account for the provision of Cable Service, Broadband Service, Digital Service, or Telephony Service (or any combination of the foregoing).
     “Communications Act” means the Communications Act of 1934, as amended, including by the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992 and the Telecommunications Act of 1996.
     “Confidential Business Information” means all information that qualifies as Proprietary Information under the Confidentiality Agreement.
     “Confidentiality Agreement” means the letter agreement dated June 9, 2008, between Shivers LLC and Parent, as amended and supplemented from time to time.

     “Contract” means any contract, agreement, indenture, credit agreement, deed of trust, license, note, bond, mortgage, lease, guarantee and any similar understanding or arrangement, whether written or oral.
     “Controlling Interest” means (i) the beneficial ownership by any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto, of more than fifty percent (50%) of the aggregate voting power of all classes of voting securities of any company or business or (ii) or the power to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.
     “Current Assets” means the assets of SplitCo Sub shown on the Estimated Closing Balance Sheet or the Final Closing Balance Sheet, as applicable, which are properly classified as current assets in accordance with GAAP, including prepaid expenses and deposits with third parties as security for any Parent Parties’ performance of the Business Contracts assumed by SplitCo Sub as of the Closing Date, but excluding any amounts with respect to Taxes, any inter-company accounts or notes cancelled under Section 5.14 and any late charges, interest, returned check fees or similar fees imposed by Parent Parties, provided that the Estimated Closing Balance Sheet and Final Closing Balance Sheet shall include a reserve for uncollectible Accounts Receivable equal to the sum of the following (without duplication):
          (i) Five percent (5%) of Accounts Receivable due from each Subscriber outstanding for more than thirty (30) days, but not more than sixty (60) days, from the first day of the period to which any outstanding bill for such Subscriber relates; plus
          (ii) One hundred percent (100%) of Accounts Receivable due from any Subscriber for whom any amount owed under any bill is outstanding for more than sixty (60) days from the first day of the period to which any outstanding bill for such Subscriber relates;
     provided, further, it is specifically understood and agreed that unpaid amounts not exceeding $10.00 in respect of customary late charges imposed by Parent shall be excluded from a Subscriber’s account for purposes of determining the aging of any Subscriber’s Accounts Receivable.
     “Current Liabilities” means the liabilities of SplitCo Sub shown on the Estimated Closing Balance Sheet or the Final Closing Balance Sheet, as applicable, which are properly classified as current liabilities in accordance with GAAP, but specifically including (without duplication) accrued expenses, advance payments, deferred revenues, prepaid income, Transferred Employees’ accrued but unused vacation entitlement and compensatory time off and the amount of any Subscriber deposits retained by a Parent Party, but excluding any amounts with respect to Taxes, any inter-company accounts or notes cancelled under Section 5.14.
     “Digital Service” means any digital tier of cable service offered by each System.
     “Digital Subscribers” means the total number of Subscribers that (i) subscribe to Parent’s Digital Service (either alone or in combination with any other service) (exclusive of “courtesy accounts,”) or have requested to be installed with Parent’s Digital Service but installation has not been completed; (ii) have paid their applicable installation fee and the first month’s billed charges for their Digital Service; (iii) do not have more than ten dollars ($10.00) owing to Parent Parties sixty (60) days or more overdue from the first day of the period to which any outstanding bill relates; (iv) have not requested disconnection and consistent with Parent’s policy on disconnection should not have been disconnected; and (v) in the case of households that became Subscribers within ninety (90) days preceding the applicable date as of which the number of Digital Subscribers is determined, that became Subscribers only pursuant to customary promotions conducted in the ordinary course of business consistent with Parent’s past practices.
     “DOJ” means the United States Department of Justice.
     “Employee Benefit Plans” means any (i) employee benefit plan, arrangement or policy (as defined in Section 3(3) of ERISA), including any retirement, pension, deferred compensation, severance, profit sharing, savings, group health, dental, life insurance, disability or cafeteria plan, policy or arrangement, (ii) any stock option, stock purchase or equity-based compensation plan, (iii) any bonus or incentive arrangement and (iv) any severance, termination, or change of control agreements, policies or arrangements regardless of whether covered by ERISA, in each case maintained or contributed to by Parent or any of its Affiliates for the benefit of any current or former Business Employee.
     “Equipment” means all electronic devices, servers and gateway servers, trunk and distribution coaxial and optical fiber cable, amplifiers, power supplies, conduits, vaults and pedestals, grounding and pole hardware, subscriber devices (including converters, encoders, transformers behind television sets and fittings), headend hardware (including origination, earth stations, transmission and distribution systems), test equipment, vehicles, spare parts, inventory, and other tangible personal property and facilities owned or leased by a Parent Party and used or held for use by a Parent Party primarily in the conduct of the Business or operations of the Systems, including the items listed on Schedule 3.9 of the Parent Disclosure Schedule, plus or minus such additions thereto and deletions therefrom arising in the ordinary course of business and as permitted by this Agreement between the date hereof and the Closing Date.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
     “Excluded Assets” means all the right, title and interest of any Person in, to and under the assets, properties (tangible or intangible), rights, Contracts and other interests that (i) are identified on Schedule C, or (ii) are not Business Assets.
     “Excluded Liabilities” means any and all liabilities of Parent and its Subsidiaries (including for this purpose SplitCo and SplitCo Sub, with respect to any liability arising, or relating to any event or circumstance occurring or existing, prior to the Closing) that are not Assumed Liabilities.
     “Expanded Basic Service” means the level of cable television service above Basic Service.
     “Expanded Basic Subscribers” means the total number of Subscribers that (i) subscribe to Parent’s Expanded Basic Service (either alone or in combination with any other service) (exclusive of “second outlets,” “additional outlets,” or “courtesy accounts,”) or have requested to be installed with Parent’s Expanded Basic Service but installation has not been completed; (ii) have paid their applicable installation fee and the first month’s billed charges for their Expanded Basic Service; (iii) do not have more than ten dollars ($10.00) owing to Parent Parties sixty (60) days or more overdue from the first day of the period to which any outstanding bill relates; (iv) have not requested disconnection and consistent with Parent’s policy on disconnection should not have been disconnected; and (v) in the case of households that became Subscribers within ninety (90) days preceding the applicable date as of which the number of Expanded Basic Subscribers is determined, that became Subscribers only pursuant to customary promotions conducted in the ordinary course of business consistent with Parent’s past practices.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means any trade or business (whether or not incorporated) under common control or treated as a single employer with an entity within the meaning of Section 414(b), (c), (m) or (o) of the Code.
     “FAA” means the Federal Aviation Administration.
     “Fair Market Value” means, as to any property, the price at which a willing seller would sell and a willing buyer would buy such property having full knowledge of the facts (including any liabilities relating to such property), in an arm’s-length transaction without time constraints, and without being under any compulsion to buy or sell. In determining the Fair Market Value of any publicly traded securities, such Fair Market Value shall be the average of the closing price for such security over the five consecutive trading days ending on the trading day preceding the date of determination. In determining the Fair Market Value of any other security or property (including any security that is not publicly traded), the parties will seek to agree in good faith upon Fair Market Value, and if they fail to reach such agreement within ten (10) days, then the Fair Market Value shall be determined as follows: Each of Parent and Shivers shall select a qualified independent appraiser each of which shall promptly make a determination (each such determination, an “Appraisal”) of the Fair Market Value of such property or security. In the event either party fails to select a qualified independent appraiser, then the Fair Market Value shall be equal to the Appraisal of the qualified independent appraiser selected by the party that did select a qualified independent appraiser. If the higher of such Appraisals is less than or equal to 110% of the lower of such Appraisals, then the Fair Market Value shall be equal to the average of such Appraisals. If the higher of such Appraisals is greater than 110% of the lower of such Appraisals, then a third qualified independent appraiser shall be selected by the first two qualified independent appraisers, which third qualified independent appraiser shall promptly make a determination of the Fair Market Value. The Fair Market Value shall equal the average of the two of such three Appraisals closest in value (or if there are no such two, then of all three Appraisals). The term “qualified independent appraiser” means a nationally recognized appraiser or investment banking firm with substantial experience in evaluating cable television systems that is not directly or indirectly affiliated with Parent, Shivers or Prospective Buyer and which has no interest (other than the receipt of customary fees) in a transaction contemplated by Section 5.3(b).
     “FCC” means the United States Federal Communications Commission or any successor agency thereto.

     “FCC Licenses” means all licenses, permits and authorizations issued or granted by the FCC and necessary for the operation of the Business (and any renewals, extensions, amendments or modifications thereof) now held by a Parent Party or hereafter obtained by a Parent Party between the date hereof and the Closing Date, and all applications filed by a Parent Party with the FCC with respect to the Business, including those items listed on Schedule D.
     “FCC Regulations” means all rules, regulations, and policies promulgated by the FCC under the Communications Act.
     “Franchises” means all municipal, county and state cable television franchises and franchise applications (if any) held by a Parent Party relating to the Systems, including those items listed on Schedule 3.6(a) of the Parent Disclosure Schedule.
     “Franchising Authority” means a Governmental Authority that is a party to a Franchise or before which are pending any franchise applications filed by Parent or a Parent Entity relating to the operation of the Systems.
     “FTC” means the United States Federal Trade Commission.
     “GAAP” means United States generally accepted accounting principles.
     “Governmental Authority” means any federal, state or local governmental entity or any subdivision, agency, instrumentality, authority, department, commission, board, bureau, official or other regulatory, administrative or judicial authority thereof or any federal, state or local, court, tribunal or arbitrator or any self-regulatory organization, agency or commission.
     “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
     “Homes Passed” means the sum of the number of single-family residences and individual residential living units contained in Multiple Dwelling Units capable of being serviced by the Systems by using no more than 125 feet of drop cable.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder.
     “Income Tax” means all Taxes based upon, measured by, or calculated with respect to, net income or net profits (including any capital gains Tax or minimum Tax based upon, measured by, or calculated with respect to, net income or net profits, but not including sales, use, real or personal property, gross or net receipts, gross profits, transfer and similar Taxes).
     “Indebtedness” of any Person means, without duplication: (i) all obligations of such Person for money borrowed; (ii) all obligations of such Person evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (iii) all obligations of such Person issued or assumed for deferred purchase price payments associated with acquisitions, divestments or other transactions; (iv) all obligations of such Person under leases required to be capitalized in accordance with GAAP, as consistently applied by such

Person; and (v) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance, guarantees or similar credit transaction.
     “Intangibles” means all general intangibles, including the right to utilize patented technology to the extent that such patented technology is presently being utilized in connection with the operation of the Business and Systems by any Parent Party, subscriber lists, and all goodwill, if any, owned, used or held for use by any Parent Party primarily in connection with the Business; provided, however, Intangibles shall not include (i) rights or title to any patents held by any Parent Party (ii) any copyrights owned or held by any Parent Party, (iii) any trademarks, service marks, trade names, logos or similar proprietary rights owned or held by any Parent Party, or (iv) any domain names utilized or held by any Parent Party.
     “IRS” means the Internal Revenue Service.
     “Knowledge of Parent” means the actual knowledge of any of the executive officers of Parent listed on Schedule E, after due inquiry.
     “Knowledge of Shivers” means the actual knowledge of any of the executive officers of Shivers or Shivers LLC listed on Schedule F, after due inquiry.
     “Laws” means all laws, statutes, ordinances, codes, rules, regulations, decrees and orders of Governmental Authorities.
     “Legal Proceeding” means any judicial, administrative or arbitral actions, suits, mediation, investigation, inquiry, proceeding or claim (including counterclaims) by or before a Governmental Authority.
     “License” means any license, ordinance, authorization, permit, certificate, right, easement, variance, exemption, consent, franchise or approval from any Governmental Authority.
     “Liens” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, proxy, voting trust or agreement, transfer restriction under any joint venture, limited liability company, shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.
     “Losses” means the amount of any and all losses, liabilities, Claims, damages, judgments, awards or expenses (including reasonable legal fees and expenses).
     “Net Working Capital Adjustment Amount” means the amount required to be added to or subtracted from the Current Assets in order to cause the Current Assets less the Current Liabilities to be equal to zero dollars ($0.00).
     “Parent Disclosure Schedule” means the disclosure schedule that Parent has delivered to Shivers on the date hereof and attached as Attachment A.
     “Parent Class A Common Stock” means the Class A Common Stock, $0.01 par value per share, of Parent.

     “Parent Entities” means each Subsidiary of Parent (other than SplitCo and SplitCo Sub) (i) that is engaged in the operation or conduct of the Business or (ii) that has record title or beneficial ownership of any asset that constitutes a Business Asset or (iii) that is subject to any liability that constitutes an Assumed Liability or (iv) that is a party (for the benefit of the Systems) to any Business Contract or (v) that holds (for the benefit of the Systems) any FCC License, Franchise or Permit, in each case, as of the date hereof or at any time prior to the Closing.
     “Parent Material Adverse Effect” means any change, event, occurrence or effect which prevents, materially delays or impairs or is reasonably likely to prevent, materially delay or impair the ability of the Parent Parties, SplitCo and SplitCo Sub to consummate the Transactions or the ability of the Parent Parties, SplitCo and SplitCo Sub, as applicable, to perform their obligations under this Agreement or any Ancillary Agreement.
     “Parent Parties” means Parent and the Parent Entities.
     “Parent Tax Opinion Representations” means the representations set forth in the letter, which shall be executed by Parent on the Closing Date and dated and effective as of the Closing Date, to be made by Parent to Mayer Brown LLP as a condition to, and in connection with, the issuance of the Shivers Tax Opinion, substantially in the form attached hereto as Exhibit II (amended as necessary to reflect changes in relevant facts occurring after the date hereof and on or before the Closing Date).
     “Permits” means ordinances, licenses, authorizations and permits held by a Parent Party relating primarily to the Systems (other than with respect to Franchises).
     “Permitted Liens” means, as to any property or asset or as to a System, (a) the Assumed Liabilities, (b) liens for taxes, assessments and governmental charges not yet due and payable or being contested in good faith; (c) zoning laws and ordinances and similar Laws that are not violated by any existing improvement or which do not prohibit the use of the Real Property as currently used in the operation of the Business; (d) any right reserved to any Governmental Authority to regulate the affected property (including restrictions stated in the Franchises, Permits and FCC Licenses; (e) in the case of any leased Business Asset, (i) the rights of any lessor and (ii) any Lien granted by any lessor of such leased Business Asset; (f) inchoate materialmen’s, mechanics’, workmen’s, repairmen’s, or other like Liens arising in the ordinary course of business, to the extent reflected as a Current Liability in the Final Closing Balance Sheet; (g) in the case of owned Real Property, any easements, rights-of-way, servitudes, permits, restrictions and minor imperfections or irregularities in title which do not individually or in the aggregate materially interfere with the right or ability to use or operate the Real Property as currently being used; (h) Liens that will be discharged prior to the Closing; and (i) any other Lien on personal property made in the ordinary course of business that does not exceed the value of the property and does not, or would not reasonably be expected to, individually or in the aggregate, interfere with the continued use of the Business Assets subject thereto in the operation of the Business as currently being used.
     “Permitted Transferee” means (i) any Affiliate of Shivers or Shivers LLC, and (ii) William S. Morris III and any immediate family member (which for this purpose means any natural or adoptive child, grandchild, parent, grandparent and spouse, and the spouse of any of the foregoing) of William S. Morris III, or trusts for the benefit of any of the foregoing and any of their respective Affiliates, in each case who agrees in writing to be bound by the terms and conditions of this Agreement.
     “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.
     “Real Property” means the real property owned, leased, subleased or licensed by any Parent Party and used primarily in the conduct of the Business, including the property described on Schedule 3.8(a) of the Parent Disclosure Schedule, together with the Parent Parties’ right, title and interest in all buildings, towers, improvements, fixtures and structures located thereon.
     “Restriction” means, with respect to any capital stock, note, bond, debenture, partnership interest, option, warrant or other security (any of the foregoing being referred to in this definition as a “security”), any voting trust or other trust or agreement, option, right-of-first-refusal, preemptive or other similar right, escrow arrangement, proxy, stockholders’ agreement, buy-sell agreement, power of attorney or other contract, agreement, arrangement or understanding or any judgment, which, conditionally or unconditionally, (i) grants to any Person the right to purchase or otherwise acquire, or obligates any Person to sell or otherwise dispose of or issue, or otherwise results or, upon the occurrence of any event or with notice or lapse of time or both, would result in any Person acquiring, disposing or having the right to acquire or dispose of, (A) any such security or (B) any of the proceeds of, or any distributions or other sums or property paid or which are or may become payable with respect to, any such security; (ii) restricts or, upon the occurrence of any event or with notice or lapse of time or both, would restrict the transfer or voting of, or the exercise of any rights (including, but not limited to, rights with respect to the management of the issuer of such security) or the enjoyment of any benefits arising by reason of ownership of, any such security or any such proceeds or distributions; (iii) grants to any Person other than the record or registered owner of such security any voting or other consensual rights with respect to such security; or (iv) creates or, upon the occurrence of any event or with notice or lapse of time or both, would create a Lien affecting such capital stock or other security, proceeds or distributions; provided, however, that such term shall not include any restriction on transfer of such security under the Securities Act or under applicable “blue sky” laws.
     “Retained Business” means any business conducted by Parent and its Affiliates other than the Business.
     “Revenue Generating Units” or “RGUs” mean the sum of (a) Cable Subscribers, (b) Broadband Subscribers, (c) Digital Subscribers , and (d) Telephony Subscribers.
     “RGU Deficiency Amount” means an amount equal to the product of (i) one thousand four hundred eighty dollars ($1,480) and (ii) the amount, if any, by which fifty thousand (50,000) exceeds the number of Revenue Generating Units as of the Closing Date.
     “SEC” means the United States Securities and Exchange Commission.

     “Section 626 Letter” means correspondence from Parent to a Franchising Authority required under Cable Act Section 626(a)(1) to initiate formal franchise renewal procedures under Cable Act Sections 626(a) — (g).
     “Securities Act” means the United States Securities Act of 1933, as amended.
     “Shivers Disclosure Schedule” means the disclosure schedule that Parent has delivered to Shivers on the date hereof and attached as Attachment B.
     “Shivers Material Adverse Effect” means any change, event, occurrence or effect which prevents, materially delays or impairs or is reasonably likely to prevent, materially delay or impair the ability of Shivers or Shivers LLC to consummate the Transactions or to perform its obligations under this Agreement or any Ancillary Agreement.
     “Shivers Parent Shares” means the 28,309,674 shares of Parent Class A Common Stock owned by Shivers LLC as of the date hereof.
     “Shivers Parent Shares Value” means an amount equal to six dollars and fifty cents ($6.50) (as appropriately adjusted to reflect the effects of any stock dividend, stock split, reverse stock split, share combination, reclassification or similar transaction, in each case of or with respect to the Parent Class A Common Stock the record date for which is after the date hereof) multiplied by the number of Shivers Parent Shares (or to the extent Shivers delivers a number of shares less than the number of Shivers Parent Shares and Parent elects to waive the condition set forth in Section 7.3(c) of this Agreement, the number of shares of Parent Class A Common Stock or other securities constituting Shivers Parent Shares actually delivered by Shivers at Closing).
     “Shivers Tax Opinion” means the opinion of Mayer Brown LLP, counsel to Shivers, substantially in the form attached hereto as Exhibit III.
     “Shivers Tax Opinion Representations” means the representations set forth in the letter, which shall be executed by Shivers on the Closing Date and dated and effective as of the Closing Date, to be made by Shivers to Mayer Brown LLP as a condition to, and in connection with, the issuance of the Shivers Tax Opinion, substantially in the form attached hereto as Exhibit IV (amended as necessary to reflect changes in relevant facts occurring after the date hereof and on or before the Closing Date).
     “SplitCo Common Stock” means the authorized common stock, par value $0.01 per share, of SplitCo.
     “SplitCo Shares” means all of the issued and outstanding shares of SplitCo Common Stock, which shall constitute all of the outstanding capital stock of SplitCo on the Closing Date.
     “Subscriber” means each (a) private residential customer account that is billed as an individual unit (regardless of whether such account is in a single family home or in an individually billed unit in an apartment house or other multi-unit building), (b) Bulk Subscriber, and (c) Commercial Customer.

     “Subsidiary” when used with respect to any Person, means (i)(A) a corporation a majority in voting power of whose share capital or capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by a Subsidiary of such first Person, or by such first Person and one or more Subsidiaries of such first Person, whether or not such power is subject to a voting agreement or similar Lien, (B) a partnership or limited liability company in which such first Person or a Subsidiary of such first Person is, at the date of determination, (1) in the case of a partnership, a general partner of such partnership with the power affirmatively to direct the policies and management of such partnership or (2) in the case of a limited liability company, the managing member or, in the absence of a managing member, a member with the power affirmatively to direct the policies and management of such limited liability company, or (C) any other Person (other than a corporation) in which such first Person, a Subsidiary of such first Person or such first Person and one or more Subsidiaries of such first Person, directly or indirectly, at the date of determination thereof, has (1) the power to elect or direct the election of a majority of the members of the governing body of such other Person, whether or not such power is subject to a voting agreement or similar Lien, or (2) in the absence of such a governing body, at least a majority ownership interest or (ii) any other Person of which an aggregate of 50% or more of the equity interests are, at the time, directly or indirectly, owned by such first Person and/or one or more Subsidiaries of such Person. For the purposes of the foregoing, each of SplitCo and SplitCo Sub will be treated as a Subsidiary of Parent until the Closing is completed and as a Subsidiary of Shivers after the Closing.
     “Systems Value” means an amount equal to seventy four million dollars ($74,000,000.00).
     “Tax” or “Taxes” means (i) any and all federal, state, local or foreign taxes, charges, fees, duties, levies or other assessments, including (without limitation) income, gross receipts, net proceeds, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, escheat, license, payroll, unemployment, environmental, customs duties, capital stock, disability, stamp, leasing, lease, user, transfer, fuel, excess profits, occupational and interest equalization, windfall profits, severance, withholding, Social Security (or similar, including FICA), goods and services, employment, capital gains, natural resources, profits, special assessment, registration, alternative or add-on minimum, estimated, or other contributions or similar tax of any kind or any charge of any kind in the nature of (or similar to) taxes imposed by the United States or any foreign country or by any state, municipality, subdivision or instrumentality of the Unites States or of any foreign country or by any other tax authority, including all applicable penalties and interest, and such term shall include any interest, penalties or additions to tax attributable to such taxes, whether disputed or not, and (ii) any liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation arrangement, agreement, or understanding, or as a result of being liable for another Person’s taxes as a transferee or successor, by contract or otherwise.
     “Tax-Free” means (x) with respect to Shivers and the Shivers Tax Opinion that the Exchange qualifies for non-recognition of income, gain and loss to Shivers LLC under Section 355 of the Code and (y) with respect to Parent that the (i) Exchange qualifies for non-recognition by Parent of income, gain and loss under Sections 355 and 361 of the Code, and (ii) that the Parent Restructuring and each step thereof qualifies in whole, to Parent and its Affiliates, for non-recognition of income, gain and loss under Sections 351, 361 or 368 of the Code.
     “Tax Returns” means any return, declaration, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     “Taxing Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of Taxes.
     “Telephony Service” means any VoIP telephony service offered by each System.
     “Telephony Subscribers” means the total number of Subscribers that (i) subscribe to any level of Parent’s Telephony Service (either alone or in combination with any other service) (exclusive of “second outlets,” “additional outlets,” or “courtesy accounts,”) or have requested to be installed with Parent’s Telephony Service but installation has not been completed; (ii) have paid their applicable installation fee and the first month’s billed charges for their Telephony Service; (iii) do not have more than ten dollars ($10.00) owing to Parent Parties sixty (60) days or more overdue from the first day of the period to which any outstanding bill relates; (iv) have not requested disconnection and consistent with Parent’s policy on disconnection should not have been disconnected; and (v) in the case of households that became Subscribers within ninety (90) days preceding the applicable date as of which the number of Telephony Subscribers is determined, that became Subscribers only pursuant to customary promotions conducted in the ordinary course of business consistent with Parent’s past practices.
     “Termination Date” means March 31, 2009; provided, however, that the Termination Date may be extended by Parent, Shivers or Shivers LLC for up to an additional one (1) month period if all other conditions of the Closing set forth in Article VII are satisfied or waived, other than the condition set forth in Section 7.1(c) and other than those conditions contemplated to be satisfied at, or only capable of being satisfied at, the Closing, and the party seeking to extend the Termination Date is still using its reasonable efforts to complete the Transactions; provided further, however, that the Termination Date may be extended by either Parent or Shivers for up to an additional thirty day period if all other conditions of the Closing set forth in Article VII are satisfied or waived, other than the condition set forth Section 7.1(g) and other than those conditions contemplated to be satisfied at, or only capable of being satisfied at, the Closing, and the parties are complying with their obligations under Section 5.20 hereof.
     “Transition Services Agreement” means, that certain Transition Services Agreement to be entered into between Parent and SplitCo Sub as of the Closing Date, substantially in the form of Annex A.
     “Treasury Regulations” mean the regulations promulgated under the Code in effect on the date hereof and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

          Section 1.2 Terms Defined in Other Sections. The following terms are defined elsewhere in this Agreement in the following Sections:

Term	Section

Agreement	Preamble
Appraisal	Section 1.1
Average Market Price	Section 5.3(b)(ii)
Bankruptcy and Equity Exception	Section 3.3(b)
Basket Amount	Section 9.2(b); 9.3(b)
Business	Recitals
Business Records	Section 5.8
Claims	Section 9.4(a)
Closing	Section 2.2
Closing Date	Section 2.2
Competing Business	Section 5.18(a)
Competing Entity	Section 5.18(b)
Competing Systems Entity	Section 5.18(a)
Consent	Section 3.3(c)
Cooperative	Section 5.4(e)
Cooperative Pole Attachment Agreement	Section 5.4(e)
Copyright Filings	Section 3.15
Credit Agreement	Section 7.3(e)
Cushion Amount	Section 7.3(g)
Discount	Section 5.3(b)(ii)
Drag-Along Notice	Section 5.3(c)
Drag-Along Transaction	Section 5.3(c)
Effectiveness Notice	Section 5.3(b)(iv)
Employment Commencement Date	Section 5.12(a)
Environmental Law	Section 3.19(b)
Environmental Objections	Section 5.22
Estimated Cash Amount	Section 2.7(a)
Estimated Closing Balance Sheet	Section 2.7(a)
Estimated Net Working Capital Adjustment Amount	Section 2.7(a)
Estimated RGU Deficiency Amount	Section 2.7(a)
Exchange	Section 2.1(a)
Filing	Section 3.4
Final Adjustments Report	Section 2.7(b)
Final Cash Amount	Section 2.7(b)
Final Closing Balance Sheet	Section 2.7(b)
Final Net Working Capital Adjustment	Section 2.7(b)
Final RGU Deficiency Amount	Section 2.7(b)
Financial Statements	Section 3.5
Free to Sell Date	Section 5.3(b)(v)
Hazardous Substance	Section 3.19(b)
Indemnified Party	Section 9.4(a)
Indemnifying Party	Section 9.4(a)

Term	Section

Independent Accounting Firm	Section 2.7(c)
Information	Section 5.16
Market Terms	Section 5.4(e)
Maximum Amount	Section 9.2(b); 9.3(b)
Offer Notice	Section 5.3(b)(i)
Offer Price	Section 5.3(b)(ii)
Offered Shares	Section 5.3(b)(i)
Parent	Preamble
Parent Closing Documents	Section 3.3(a)
Parent Indemnified Parties	Section 9.3(a)
Parent Restructuring	Section 2.8
Parent Territory	Section 5.18(b)
Pledge Arrangements	Section 5.3(a)
Prospective Buyer	Section 5.3(b)(i)
Proposed Market Sale	Section 5.3(b)(i)
Proposed Private Sale	Section 5.3(b)(i)
Proposed Registered Offering	Section 5.3(b)(i)
Qualifying Group	Section 5.5(b)
Qualifying Pledge	Section 5.3(a)
Real Property Phase I Reports	Section 5.22
Records	Section 5.8
Remedial Actions	Section 5.22
Representatives	Section 5.1(a)
Restraint	Section 7.1(a)
Shivers	Preamble
Shivers 401(k) Plan	Section 5.12(d)
Shivers Indemnified Parties	Section 9.2(a)
Shivers LLC	Preamble
SplitCo	Recitals
SplitCo Sub	Recitals
SplitCo Sub Interests	Section 3.2(a)
System Pole Contracts	Section 3.7(b)
Systems	Recitals
Systems Territory	Section 5.18(a)
Tax Claim	Section 6.4
Term	Section 5.18(a)
Transactions	Section 2.8
Transfer	Section 5.3(a)
Transfer Taxes	Section 6.3
Transferred Employee	Section 5.12(a)
Transferred Employees	Section 5.12(a)
Transferred Subsidiary	Section 6.2
Trigger Date	Section 5.3(b)(ii)
Utility	Section 5.4(e)

Term	Section

Utility Pole Attachment Agreement	Section 5.4(e)
Volume Weighted Average Price	Section 5.3(b)(ii)
          Section 1.3 Interpretation.
          (a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” shall refer to the date of this Agreement. The term “or” is not exclusive and means “and/or.” The term “due inquiry” shall mean, with respect to the determination of the Knowledge of Parent, communication by any of the officers of Parent listed on Schedule E to the field personnel of the Parent Entities with responsibility for the area of operation of the Business to which the issue of knowledge relates, requesting such individual to advise such officer of any matter relevant to the specified representation. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. If, after the date of this Agreement, there is a subdivision, share split, consolidation, share dividend, combination, merger, reclassification or similar event with respect to the securities referred to in this Agreement, then, in any such event, the numbers and types of such securities (and if applicable, the share prices thereof) shall be appropriately adjusted.
          (b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the Ancillary Agreements and, in the event an ambiguity or question of intent or interpretation arises, this Agreement and the Ancillary Agreements shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or the Ancillary Agreements.

ARTICLE II
EXCHANGE OF STOCK; CLOSING;
PARENT RESTRUCTURING; ADJUSTMENT
          Section 2.1 Exchange of Stock.
          (a) Upon the terms and subject to the conditions of this Agreement, at the Closing, (i) Parent shall assign, transfer, convey and deliver to Shivers LLC and Shivers LLC shall accept and acquire from Parent, all of the SplitCo Shares (free and clear of all Liens and Restrictions, other than any Liens and Restrictions created by Shivers, Shivers LLC or any of their Affiliates) in exchange for the Shivers Parent Shares, and (ii) Shivers LLC shall assign, transfer, convey and deliver to Parent, and Parent shall accept and acquire from Shivers LLC, the Shivers Parent Shares (free and clear of all Liens and Restrictions, other than any Liens and Restrictions created by Parent or any of its Affiliates) in exchange for the SplitCo Shares (collectively, the “Exchange”).
          Section 2.2 Closing. The closing of the Exchange and the other transactions contemplated hereby (the “Closing”) shall take place at the offices of Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (or at such other place as the parties hereto may designate in writing), as soon as practicable, but in no event later than on the third Business Day following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions contemplated to be satisfied at, or only capable of being satisfied at, the Closing, but subject to the satisfaction or waiver of those conditions at such time), or at such other time and place as is mutually agreed in writing by the parties hereto. The date of the Closing is referred to herein as the “Closing Date.”
          Section 2.3 Parent Closing Deliveries. At the Closing, Parent shall deliver or cause to be delivered to Shivers the following:
          (a) one or more stock certificates, together with stock powers executed in blank with any required transfer stamps affixed thereto, representing the SplitCo Shares;
          (b) evidence, reasonably satisfactory to Shivers, of the possession by SplitCo of the Estimated Cash Amount, and evidence that SplitCo is the sole member of SplitCo Sub;
          (c) the formation documents, stock books, stock ledgers and minute books of SplitCo and SplitCo Sub;
          (d) the officers’ certificates required to be delivered pursuant to Sections 7.2(a) and 7.2(b);
          (e) the Parent Tax Opinion Representations;
          (f) letters of resignation, dated as of the Closing Date, from the directors of SplitCo, the managers of SplitCo Sub and those officers of SplitCo and SplitCo Sub identified by

Shivers to Parent at least three (3) Business Days prior to the Closing Date, resigning from any position held by such individual with SplitCo or SplitCo Sub;
          (g) each of the Ancillary Agreements to which Parent or any of its Affiliates is required to be a party, duly executed by such Person;
          (h) (i) all books and records of or relating primarily to the Business in whatever form in the possession or control of the Parent Parties, including all of the materials relating to the Business’ subscribers, customers, advertisers, employees, vendors, suppliers, promotional materials, mailing lists, all subscriber and market studies, surveys and research owned by Parent Parties, together with all records, reports and disks of computer data owned by Sellers, rate cards, price lists, catalogs, public relations materials, sales correspondence, call reports, call books, advertiser lists and sales promotion lists, in each case to the extent they relate primarily to the Business; and (ii) copies of all Tax records relating exclusively to the Business Assets, and other existing Tax records (or the relevant portions thereof) reasonably necessary to prepare and file any Tax Returns of, or with respect to, the Business Assets, and any and all communications or agreements with, or rulings by, any Taxing Authority with respect to the Business Assets; and
          (i) such other documents as are reasonably required by Shivers to be delivered to effectuate the transactions contemplated hereby.
          Section 2.4 Shivers Closing Deliveries. At the Closing, Shivers or Shivers LLC shall deliver or cause to be delivered to Parent the following:
          (a) one or more stock certificates, together with stock powers executed in blank with any required transfer stamps affixed thereto, representing the Shivers Parent Shares;
          (b) the officers’ certificates required to be delivered pursuant to Sections 7.3(a) and 7.3(b);
          (c) letters of resignation, dated as of the Closing Date, from each William S. Morris III and Craig Mitchell resigning from the Board of Directors of Parent;
          (d) the Shivers Tax Opinion Representations;
          (e) each of the Ancillary Agreements to which Shivers or Shivers LLC or any of their Affiliates is required to be a party, duly executed by such Person;
          (f) evidence, satisfactory to Parent, of the release of all Liens and Restrictions on the Shivers Parent Shares; and
          (g) such other documents as are reasonably required by Parent to be delivered to effectuate the transactions contemplated hereby.
          Section 2.5 Assignment of Contracts, Franchises and Rights. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an assignment of, or agreement to assign, any Contract, Franchise, Permit or FCC License or any claim or right or any benefit arising thereunder or resulting therefrom if such assignment or agreement to assign, without the consent of a third party or Governmental Authority, would constitute a breach or other contravention of such Contract, Franchise, Permit or FCC License or in any way adversely affect the rights of the Parent Parties or SplitCo Sub thereunder. Parent shall use, and shall cause the Parent Entities to use, reasonable efforts to obtain such consents after the execution of this Agreement until such consents are obtained. If all such consents are not obtained prior to the Closing Date, Parent shall use, and shall cause the Parent Entities to use, reasonable efforts to obtain such consents as soon as possible after the Closing Date. In the case of any such Contracts, Franchises, Permits or FCC Licenses in connection with which the necessary consents are not obtained prior to Closing, Shivers, Shivers LLC, SplitCo Sub and the Parent Parties shall after the Closing and pending receipt of any such consents cooperate in a mutually acceptable arrangement under which SplitCo Sub would enjoy the benefits and bear the obligations thereunder in accordance with this Agreement, including, to the extent possible, sub-contracting, sub-licensing, or sub-leasing to SplitCo Sub. Notwithstanding the foregoing, none of Parent, Shivers, Shivers LLC or any of their Affiliates shall be required to pay consideration to any third party to obtain any consent, and nothing in this Section 2.5 shall be deemed to affect any of the Closing conditions set forth in Article VII hereof.
          Section 2.6 Prorations. All income and expenses attributable to the Systems before the Closing shall be for Parent’s account. All income and expenses attributable to the Systems after the Closing shall be for Shivers’ account.
          Section 2.7 Preliminary and Final Settlements. Preliminary and final adjustments to the Cash Amount shall be calculated in accordance with GAAP and determined as follows:
          (a) At least ten (10) days before the Closing Date, Parent will deliver to Shivers (i) a balance sheet of SplitCo Sub projected to be accurate as of the Closing Date (with components of the balance sheet to be derived from ledgers utilized by Parent Parties in the preparation of the Financial Statements and prepared in a manner consistent with the Financial Statements) and based on the books and records relating to the Systems (the “Estimated Closing Balance Sheet”), and (ii) a schedule setting forth the good faith estimate of Parent of the RGU Deficiency Amount (the “Estimated RGU Deficiency Amount”), the Net Working Capital Adjustment Amount (based on the Estimated Closing Balance Sheet) (the “Estimated Net Working Capital Adjustment Amount”) and the Cash Amount (the “Estimated Cash Amount”), in each case as projected to the Closing Date, and shall provide Shivers with access to such financial records, subscriber lists and other records used by Parent to derive the preliminary estimates set forth therein. In the event that the Closing Date is less than ten (10) days from the date on which all conditions precedent as set forth in Article VII are either waived or satisfied, and Parent provides Shivers with an opportunity to review and comment upon a proposed Estimated Closing Balance Sheet, Estimated RGU Deficiency Amount, Estimated Net Working Capital Adjustment Amount, and Estimated Cash Amount, then Shivers shall waive the requirement that such documents be delivered to it at least ten (10) days before Closing and Parent shall deliver the Estimated Closing Balance Sheet, the Estimated RGU Deficiency Amount, the Estimated Net Working Capital Adjustment Amount and the Estimated Cash Amount to Shivers as soon as is reasonably practicable following the determination of the

Closing Date but in all events prior to the Closing. The Cash Amount contributed at Closing to SplitCo shall be the Estimated Cash Amount.
          (b) No later than one-hundred twenty (120) days after the Closing Date, Shivers shall deliver to Parent (i) a balance sheet of SplitCo Sub as of the Closing Date (the “Final Closing Balance Sheet”) prepared in accordance with the same methodology used to prepare the Estimated Closing Balance Sheet, and (ii) a schedule setting forth the RGU Deficiency Amount as of the Closing Date (the “Final RGU Deficiency Amount”), the Net Working Capital Adjustment Amount (based on the Final Closing Balance Sheet) as of the Closing Date (the “Final Net Working Capital Adjustment Amount”) and the Cash Amount as of the Closing Date (the “Final Cash Amount”), together with a copy of any working papers relating to Final RGU Deficiency Amount, Final Closing Balance Sheet and Final Net Working Capital Adjustment Amount and such other evidence, including financial records, subscriber lists and other records, as Parent may reasonably request. Parent shall provide Shivers with reasonable access to all records necessary for Shivers to prepare the Final Closing Balance Sheet.
          (c) Within twenty (20) Business Days after receipt of the Final Closing Balance Sheet, Parent shall notify Shivers of Parent’s acceptance of, or objection to, the Final Closing Balance Sheet, Final RGU Deficiency Amount, Final Net Working Capital Adjustment Amount or Final Cash Amount. If Parent does not object to any of the Final Closing Balance Sheet, Final RGU Deficiency Amount, Final Net Working Capital Adjustment Amount or Final Cash Amount then each such statement or amount shall be deemed final, binding and conclusive. If Parent objects to any of the Final Closing Balance Sheet, Final RGU Deficiency Amount, Final Net Working Capital Adjustment Amount or Final Cash Amount, Shivers and Parent shall have a period of fifteen (15) days from Shivers’ receipt of Parent’s objection to resolve the disagreement (the “Negotiation Period”). If Shivers and Parent are unable to resolve all disputed matters within the Negotiation Period, then Shivers and Parent will engage a mutually acceptable nationally or regionally recognized independent accounting firm (“Independent Accounting Firm”) for the resolution of the dispute. Shivers and Parent agree to cooperate in good faith to agree upon such firm as soon as practicable following the expiration of the Negotiation Period, and in the event Shivers and Parent cannot agree on such firm, Shivers and Parent will each instruct their respective independent accounting firm to select an Independent Accounting Firm. In addition, Parent and Shivers shall give the Independent Accounting Firm access to all documents, records, work papers, facilities and personnel of such party and its Subsidiaries as reasonably necessary to perform its function as provided herein. The determination of the Independent Accounting Firm shall be final and binding upon Shivers and Parent. Shivers and Parent shall share equally the fees and expenses of the Independent Accounting Firm, but each party shall bear its own legal, accounting and other expenses.
          (d) Upon acceptance by Parent or final determination in accordance with Section 2.7(c) of the Final Cash Amount, SplitCo or Parent, as appropriate, shall, within five (5) Business Days of such acceptance, make the following payments: (i) if the Final Cash Amount is less than the Estimated Cash Amount, SplitCo shall pay to Parent the amount of such difference in immediately available funds or by wire transfer to an account designated by Parent, or (ii) if the Final Cash Amount is greater than the Estimated Cash Amount, Parent shall pay to SplitCo the amount of such difference in immediately available funds or by wire transfer to an account designated by Shivers.

          Section 2.8 Parent Restructuring. Prior to the Closing, Parent shall use its reasonable efforts to complete the restructuring according to the steps and transactions set forth on Exhibit I attached hereto (or, to the extent Parent elects to effect such restructuring through different steps or transactions, the resulting assets to be held by SplitCo and SplitCo Sub are the same as set forth in Exhibit I and the steps and transactions actually taken would not reasonably be determined to render the firm delivering the Shivers Tax Opinion unable to deliver to Shivers an opinion to the effect that the Exchange should be Tax-Free to Shivers LLC (the “Parent Restructuring” and, together with the Exchange, the “Transactions”), such that after the Parent Restructuring, Parent will be the sole shareholder of SplitCo and SplitCo will own the Estimated Cash Amount, and SplitCo will be the sole member of SplitCo Sub and SplitCo Sub will own the Business Assets and the Assumed Liabilities.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT
     Parent represents and warrants to Shivers that except as disclosed in the Parent Disclosure Schedule (it being understood that any matter disclosed in the Parent Disclosure Schedule shall be deemed disclosed with respect to any section of this Article III to which the matter relates, to the extent the relevance of such matter to such section is reasonably apparent):
          Section 3.1 Organization and Qualification. Parent is and SplitCo will, as of the Closing Date, be, a corporation, SplitCo Sub will, as of the Closing Date, be a limited liability company, and each Parent Entity is a corporation, limited liability company or other legal entity, in each case, duly organized, validly existing and in good standing under the Laws of the state or other jurisdiction of its organization and has all requisite corporate or other power and authority to enter into this Agreement and any Ancillary Agreement to which it is a party and to consummate the Transactions. Each of the Parent Parties is in good standing under the Laws of each jurisdiction where it conducts the Business, except where the failure to be so qualified would not have a Business Material Adverse Effect or a Parent Material Adverse Effect.
          Section 3.2 SplitCo.
          (a) As of the Closing, SplitCo’s authorized capital stock will consist of 1,000 shares of SplitCo Common Stock. Parent will, as of the Closing, own all of the issued and outstanding shares of SplitCo beneficially and of record, free and clear of all Liens and Restrictions and will have the right to transfer the SplitCo Shares to Shivers LLC. There will, as of the Closing, be no shares of capital stock of SplitCo issued or outstanding other than the SplitCo Shares. Upon delivery to Shivers LLC of the certificates representing the SplitCo Shares, at the Closing, Shivers LLC will acquire good and valid title to such shares, free and clear of all Liens and Restrictions other than Liens and Restrictions created by Shivers, Shivers LLC or any of their Subsidiaries. SplitCo will, as of the Closing, be the sole member of, and own all of the issued and outstanding membership interests (the “SplitCo Sub Interests”) of, SplitCo Sub, beneficially and of record, free and clear of all Liens and Restrictions other than Liens and Restrictions created by Shivers, Shivers LLC or any of their Subsidiaries.

          (b) As of the Closing, all of the SplitCo Shares and the SplitCo Sub Interests shall be duly authorized, validly issued, fully paid and nonassessable, and not issued in violation of any preemptive or similar rights. As of the Closing, there shall be no outstanding subscriptions, options, warrants, puts, calls, agreements or other rights of any type or other securities (i) requiring the issuance, sale, transfer, repurchase, redemption or other acquisition of any shares of capital stock of SplitCo or equity interests in SplitCo Sub, (ii) restricting the transfer of any shares of capital stock of SplitCo or equity interests in SplitCo Sub, or (iii) relating to the voting of any shares of capital stock of SplitCo or equity interests in SplitCo Sub. As of the Closing, there shall be no issued or outstanding bonds, debentures, notes or other Indebtedness of SplitCo or SplitCo Sub having the right to vote (or convertible into, or exchangeable for, securities having the right to vote), upon the happening of a certain event or otherwise, on any matters on which the equity holders of SplitCo or SplitCo Sub may vote.
          (c) As of the date of its formation, each of SplitCo and SplitCo Sub will have no assets, other than the capital contribution with which it was incorporated, and no Indebtedness. As of the Closing (and after giving effect to the Transactions), (i) the assets of SplitCo (on an unconsolidated basis) will consist solely of the SplitCo Sub Interests and the Estimated Cash Amount and any other assets arising under or in connection with this Agreement or any Ancillary Agreement to which SplitCo is or will be a party as contemplated hereby, and (ii) SplitCo (on an unconsolidated basis) will have no liabilities or Indebtedness other than liabilities arising under or in connection with this Agreement or any Ancillary Agreement to which SplitCo is or will be a party as contemplated hereby. As of the Closing (and after giving effect to the Transactions), the assets of SplitCo Sub (on an unconsolidated basis) will consist solely of the Business Assets and any other assets arising under or in connection with this Agreement or any Ancillary Agreement to which SplitCo Sub is or will be a party as contemplated hereby. As of the Closing (and after giving effect to the Transactions), SplitCo Sub will have no liabilities or Indebtedness other than (A) liabilities arising under or in connection with this Agreement or any Ancillary Agreement to which SplitCo Sub is or will be a party as contemplated hereby and (B) the Assumed Liabilities.
          (d) As of the date of its formation and as of the Closing, each of SplitCo and SplitCo Sub will not have engaged in any business activities, other than matters relating to its formation and the Transactions.
          Section 3.3 Authority; No Conflicts.
          (a) The execution, delivery, and performance of this Agreement, the Ancillary Agreements and the other agreements, documents and instruments to be executed and delivered by it in connection with this Agreement, and the consummation of the Transactions by each of Parent and the Parent Parties who is a party hereto and thereto has been duly and validly authorized by all necessary corporate or limited liability company action. Each of the Parent Parties that will execute any other agreements, documents and instruments in connection with the Closing as contemplated hereby (collectively, the “Parent Closing Documents”) or this Agreement or has, and as of the Closing Date SplitCo and SplitCo Sub will have, all necessary corporate or limited liability company power and authority to execute and deliver the Parent Closing Documents to which such Person will be a party.

          (b) This Agreement and each other agreement, document and instrument to be executed and delivered by a Parent Party in connection with this Agreement has been duly executed and delivered by such Parent Party and this Agreement, each Ancillary Agreement and each other agreement, document and instrument to be executed and delivered by a Parent Party in connection with this Agreement constitutes, or when executed and delivered, will constitute, a legal, valid and binding obligation of the applicable Parent Party, enforceable against either Parent or the applicable Parent Party in accordance with its respective terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).
          (c) Except as set forth on Schedule 3.3(c) of the Parent Disclosure Schedule, the execution, delivery and performance of this Agreement, each Ancillary Agreement and each other agreement, document and instrument to be executed and delivered in connection with this Agreement by the Parent Parties, SplitCo or SplitCo Sub, as applicable, and the consummation by the Parent Parties, SplitCo and SplitCo Sub of the transactions contemplated hereby and thereby, do not and will not (i) violate or conflict with the organizational documents of the Parent Parties, SplitCo or SplitCo Sub, (ii) assuming compliance with the matters referred to in Section 3.4, conflict with or violate any Law or Governmental Order applicable to the Parent Parties, SplitCo or SplitCo Sub, (iii) require any consent, approval, order, permit, license or authorization (“Consent”) or other action by or notification to any Person under, constitute a default under, give to any Person any rights of termination, amendment, acceleration or cancellation of any right or obligation of the Parent Parties, SplitCo or SplitCo Sub under, any provision of any Business Contract or (iv) result in the creation or imposition of any Lien on any of the Business Assets, except for Permitted Liens, and in the case of clauses (ii), (iii) and (iv), for any such violations, consents, actions, defaults, rights or losses as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect or a Parent Material Adverse Effect.
          Section 3.4 Governmental Approvals. The execution, delivery and performance by Parent of this Agreement and by the Parent Parties, SplitCo and SplitCo Sub of each Ancillary Agreement to which such Person is a party and the consummation by the Parent Parties, SplitCo and SplitCo Sub of the transactions contemplated hereby and thereby, as applicable, require no action by or in respect of, or filing with or notification, registration, qualification, declaration or other statement (“Filing”) with, any Governmental Authority other than (a) compliance with any applicable requirements and the expiration or early termination of the waiting period required by the HSR Act and (b) the Consents of the Franchising Authorities set forth on Schedule 3.4 of the Parent Disclosure Schedule and (d) such actions and Filings as to which the failure to take, make or obtain would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect or a Parent Material Adverse Effect.
          Section 3.5 Financial Statements. Attached as Schedule 3.5 to the Parent Disclosure Schedule are true, complete and correct copies of (a) the unaudited statement of income (before taxes, interest expense, depreciation, amortization, other non-cash expenses and non-operating expenses) of the Systems and Business for the fiscal years ended December 31st of each of 2006 and 2007 and for each calendar month from January 1, 2008 through July 31,

2008, and (b) unaudited balance sheets of the Business and Systems as of December 31, 2007 and July 31, 2008 (such financial statements, collectively the “Financial Statements”). The Financial Statements have been derived from the Parent’s financial statements that were prepared in accordance with GAAP (except as expressly noted on Schedule 3.5) consistently applied throughout the periods indicated, and such books and records have been maintained on a basis consistent with the past practice of the Parent. Each balance sheet included in the Financial Statements fairly presents in all material respects the financial position of the Systems and Business as of the date of such balance sheet, and each statement of income included in the Financial Statements fairly presents in all material respects the results of operations (before taxes, interest expense, depreciation, amortization, other non-cash expenses and non-operating expenses) of the Systems and Business for the periods set forth therein, in each case derived from the Parent’s financial statements that were prepared in accordance with GAAP (except as expressly noted therein or on Schedule 3.5) consistently applied during the periods involved.
          Section 3.6 Franchises.
          (a) Schedule 3.6(a) of the Parent Disclosure Schedule sets forth all of the communities served by the Systems and all of the respective Franchises with corresponding FCC community unit identification numbers. Except as set forth on Schedule 3.6(a) of the Parent Disclosure Schedule, to the Knowledge of Parent, the Parent, directly or indirectly, holds (and, other than as contemplated by Section 2.5, at Closing SplitCo Sub will hold) all Franchises and material Permits sufficient for it to operate the Systems lawfully and in the manner in which they are presently operated. Parent has made available to Shivers true and complete copies of all such Franchises and all material Permits, including modifications, amendments, and material correspondence related to compliance with such Franchises and material Permits.
          (b) Each Franchise and material Permit has either been duly issued to a Parent Party or is validly held by a Parent Party and is in full force and effect. Other than as contemplated by Section 2.5, at Closing, each such Franchise and material Permit will be validly held by SplitCo Sub and will, to the extent held by SplitCo Sub on such date, be in full force and effect. Except as set forth on Schedule 3.6(b) of the Parent Disclosure Schedule, a Parent Party is the authorized holder of each Franchise or material Permit and a Parent Party is lawfully operating the Systems under the applicable Franchises and material Permits. Parent or a Parent Party has paid in full all franchise and other fees due and payable by it under the Franchises and Permits except where the failure of such payment would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect or a Parent Material Adverse Effect.
          (c) Except as set forth on Schedule 3.6(c) of the Parent Disclosure Schedule, Parent Parties are in compliance in all material respects with the Franchises and material Permits. Except as set forth on Schedule 3.6(c) of the Parent Disclosure Schedule, Parent Parties have not received any written or, to the Knowledge of Parent, oral communication from the Franchising Authority or a Governmental Authority notifying a Parent Party that it is in material breach of a Franchise or Permit or that the Franchising Authority or Governmental Authority considers the Franchise or any Permit issued by such Franchising Authority or Governmental Authority to be invalid, except to the extent that any breach, invalidity, or issue identified in such oral or written communications from the Franchising Authority or Governmental Authority has been resolved.

          (d) Except as set forth on Schedule 3.6(d) of the Parent Disclosure Schedule, the Parent Parties have filed or will timely file with the appropriate Franchising Authorities Section 626 Letters.
          Section 3.7 Contracts.
          (a) Schedule 3.7(a) of the Parent Disclosure Schedule lists all material Business Contracts, in effect as of the date hereof, other than subscriber agreements. Parent has made available to Shivers complete and correct copies of all written material Business Contracts. To the Knowledge of Parent, all written material Business Contracts are in full force and effect, and are valid, binding and enforceable in accordance with their respective terms except as may be limited by the Bankruptcy and Equity Exception. Except as set forth on Schedule 3.7(a) of the Parent Disclosure Schedule, (i) to the Knowledge of Parent, each other party thereto, has complied and is in compliance in all material respects with the terms of the material Business Contracts, and (ii) there is not, under any material Business Contract, any material default by any Parent Party, or to the Knowledge of Parent, any other party thereto or event, which, after notice or lapse of time, or both, would constitute such a default as a result of which either party has the right to terminate such material Business Contract. Except as set forth on Schedule 3.7(a) of the Parent Disclosure Schedule, no other party to any material Business Contract has given written notice, or to the Knowledge of Parent, oral notice, to a Parent Party that such party intends (A) to terminate such contract or amend the terms thereof or (B) not to renew the same upon expiration of its terms or (C) to renew the same upon expiration only on terms and conditions which are more onerous than those pertaining to such existing contract.
          (b) To the Knowledge of Parent, the Parent Parties have all pole attachment and conduit use contracts sufficient to operate the Systems as presently operated (“System Pole Contracts”). Schedule 3.7(b) of the Parent Disclosure Schedule sets forth all fees payable under the System Pole Contracts. Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect:
               (i) the Systems are in compliance in all respects with all System Pole Contracts and applicable provisions of Laws, including the National Electric Safety Code, and the requirements of any applicable utility;
               (ii) the Parent Parties have timely paid all make-ready and other charges payable under each of the System Pole Contracts;
               (iii) no Parent Party has received a written or, to the Knowledge of Parent, oral notice of any adjustment to the amount of any fees or other amounts payable under the System Pole Contracts; and
               (iv) none of the Equipment used in the Systems requires any make-ready costs.

          Section 3.8 Real Property.
          (a) Schedule 3.8(a) of the Parent Disclosure Schedule sets forth all of the Business Assets consisting of land, leasehold and other interests in Real Property. The Real Property constitutes all real property interests held and used by a Parent Party primarily to conduct the Business of the Systems as now conducted. Each lease identified on Schedule 3.8(a) of the Parent Disclosure Schedule is valid and in full force and effect and neither Parent nor, to the Knowledge of Parent, any other party to any such lease, is in material default under any such lease, and no condition exists that with notice or lapse of time or both would constitute a material default. Except as set forth on Schedule 3.8(a), no ownership or leasehold interest identified on Schedule 3.8(a) has been leased, subleased or assigned, in whole or in part, by any Parent Party to another Person.
          (b) Schedule 3.8(b) of the Parent Disclosure Schedule sets forth all material easements, rights-of-way and other rights held by any Parent Party in connection with the conduct of the Business. To the Knowledge of the Parent Parties, all of such easements, rights-of-way and other rights listed on Schedule 3.8(b) of the Parent Disclosure Schedule are valid and in full force. The Parent Parties have received no written notice with respect to the termination or material breach of any of those rights.
          (c) Except as set forth on Schedule 3.8(c) of the Parent Disclosure Schedule, the Parent Parties have (and at Closing SplitCo Sub will have) good and marketable fee simple title to all of the fee estates (including the improvements thereon) listed in Schedule 3.8(a) of the Parent Disclosure Schedule, free and clear of all Liens, except Permitted Liens. All of the Real Property has legal and practical access to public roads or streets, and with respect to owned Real Property, conforms in its current use and occupancy in all material respects to all zoning requirements, restrictive covenants, or other encumbrances affecting all or part of such parcel and, to the Knowledge of Parent, has all utilities and services necessary for the conduct and operation of each of the Systems as currently conducted. To the Knowledge of Parent, all towers, earth receiving dishes and facilities, pole attachments, cable and other installations, Equipment and facilities utilized in connection with the Systems (including any related buildings and guy anchors) are maintained, placed and located in all material respects in accordance with the provisions of all applicable Laws and are located entirely on the Real Property either owned or leased by a Parent Party, except where such failure would not (if enforcement action were taken in respect of such failure) interfere with the use of the particular installation or facility with respect to which such failure has arisen or impose any material liability on SplitCo or Shivers as the owner of the Business Assets.
          (d) No condemnation or eminent domain proceeding is pending or, to the Knowledge of Sellers, threatened against any part of the Real Property.
          Section 3.9 Equipment. Schedule 3.9 of the Parent Disclosure Schedule lists the principal items of Equipment included in the Business Assets. Except as otherwise set forth on Schedule 3.9 of the Parent Disclosure Schedule, all items of Equipment are in good operating condition and repair, ordinary wear and tear excepted.

          Section 3.10 Intangibles. Except as disclosed on Schedule 3.10 of the Parent Disclosure Schedule, all Intangibles included in the Business Assets are valid, in full force and effect, and uncontested. Except as disclosed on Schedule 3.10 of the Parent Disclosure Schedule, to the Knowledge of Parent, Parent Parties’ operation of the Equipment, the Business, and the Systems, as presently conducted, does not infringe upon or violate, or give rise to any rightful claim of, any Person for copyright, trademark, service mark, patent, license, trade secret infringement or the like, and there is no claim pending or threatened with respect to any such intangible property.
          Section 3.11 Sufficiency and Title to Business Assets. Except as disclosed on Schedule 3.11 of the Parent Disclosure Schedule or as contemplated by Section 2.5, after giving effect to the transactions contemplated by this Agreement and each of the Ancillary Agreements, SplitCo shall have good title to the Business Assets, free and clear of all Liens other than Permitted Liens. Except for the Excluded Assets, the Business Assets, together with the assets and services to be provided to SplitCo Sub under any Ancillary Agreement will, at the Closing, constitute all the rights, assets and properties reasonably required to operate the Business in all material respects as it is currently conducted.
          Section 3.12 Accounts Receivable. Schedule 3.12 of the Parent Disclosure Schedule sets forth an aged accounts receivable report of all Accounts Receivable as of the date set forth therein. All of such Accounts Receivable arose from bona fide transactions in the ordinary course of business consistent with Parent’s past practices.
          Section 3.13 System Data.
          (a) Schedule 3.13(a) of the Parent Disclosure Schedule sets forth the following for each System as of July 21, 2008, in each case based upon Parent’s internal reports prepared in the ordinary course of business consistent with past practice:
               (i) The estimated number of Homes Passed;
               (ii) The number of Basic Subscribers, Expanded Basic Subscribers, Broadband Subscribers, Digital Subscribers, and Telephony Subscribers, including a breakdown of Subscribers that obtain more than one of the services offered over the Systems;
               (iii) The number of Bulk Subscribers in each category of service listed in (ii) and the Bulk Subscriber base rate for each category of service;
               (iv) The approximate miles of aerial plant and the approximate miles of underground plant; and
               (v) The approximate cable plant mileage by town and bandwidth capacity.
          (b) Parent has made available to Shivers and Shivers LLC true and correct copies of the rate cards for each community served in the Systems.

          Section 3.14 Regulatory Matters.
          (a) All of the Franchise communities to which the Parent Parties provide service through the Systems have been registered with the FCC.
          (b) Schedule 3.14(b) of the Parent Disclosure Schedule sets forth the frequencies used by the Systems in the restricted aeronautical frequency band. Except as disclosed on Schedule 3.14(b) of the Parent Disclosure Schedule, Parent has timely filed with the FCC Aeronautical Frequency Notifications for all such frequencies used by the Systems during the last two years. The Parent Parties’ use of such aeronautical frequencies complies in all material respects with FCC Regulations.
          (c) Except as disclosed on Schedule 3.14(c) of the Parent Disclosure Schedule:
               (i) The Parent Parties have performed all semi-annual and annual performance tests on the Systems required under the FCC Regulations, including 47 C.F.R. 76.601, during the last two years.
               (ii) The Systems currently meet the technical standards under FCC Regulations in all material respects, including the leakage limits contained in 47 C.F.R. 76.605(a)(11).
               (iii) Each of the most recent signal leakage tests and the most recent Proof of Performance Tests was conducted in accordance with the testing procedures set forth in 47 C.F.R. 76.601 and 76.609 and evidence that the Systems meet or exceed in all material respects all of the technical standards under FCC Regulations.
          (d) Each full power commercial broadcast television signal (excluding superstations, as defined by the FCC) carried by the Systems is, as of the date of this Agreement, carried under either an express or default must-carry election by the broadcaster or a grant of retransmission consent by the broadcaster. Except as disclosed on Schedule 3.14(d) of the Parent Disclosure Schedule, no must-carry demands or complaints or market modification proceedings are pending against the Systems.
          (e) Except as disclosed on Schedule 3.14(e) of the Parent Disclosure Schedule, the Parent Parties have timely paid all material FCC regulatory fees for the last two fiscal years.
          (f) Except as disclosed on Schedule 3.14(f) of the Parent Disclosure Schedule, the Parent Parties have timely filed with the FCC all FCC Form 396C EEO reports for the Systems for the last two fiscal years, and Parent Parties are in compliance with all such FCC EEO requirements.
          (g) Except as set forth on Schedule 3.14(g) of the Parent Disclosure Schedule, all necessary FAA and FCC approvals or registrations concerning each of the towers used by the Systems have been obtained and maintained by the Parent Parties, and such towers currently comply in all material respects with all relevant Laws.

          (h) Except as set forth on Schedule 3.14(h) of the Parent Disclosure Schedule, no Parent Party has any agreements to provide leased access on the Systems or has received leased access requests within the last two years.
          (i) Except as set forth on Schedule 3.14(i) of the Parent Disclosure Schedule, the Parent Parties have filed all rate regulation forms required to be filed with the FCC and appropriate Franchising Authorities for the Systems. Set forth on Schedule 3.14(i) of the Parent Disclosure Schedule is an accurate list of all Franchising Authorities that are certified to regulate rates pursuant to the laws and regulations of the FCC, and a list of all Franchise Authorities in which an appeal of a local rate order is pending with the FCC. Except as set forth on Schedule 3.14(i) of the Parent Disclosure Schedule, (i) no Franchising Authority has notified a Parent Party within the twelve (12) months preceding the date of this Agreement in writing that it intends to certify to regulate basic cable rates in the Systems, and (ii) the Systems are in material compliance with all applicable FCC rate regulations. The most recent rate increase for each of the Systems as of the date of this Agreement are set forth on Schedule 3.14(i) of the Parent Disclosure Schedule.
          (j) Except as set forth on Schedule 3.14(j) of the Parent Disclosure Schedule, the Systems are in compliance in all material respects with all relevant Laws relating to all devices that perform conditional access or security functions, including those requirements pursuant to 47 C.F.R. §76.1204.
          (k) Except as set forth on Schedule 3.14(k) of the Parent Disclosure Schedule, the Systems are in compliance in all material respects with 47 U.S.C. §325.
          (l) Schedule 3.14(l) of the Parent Disclosure Schedule lists all FCC Licenses in existence as of the date of this Agreement. Such FCC Licenses are in full force.
          Section 3.15 Copyright Compliance. Except as disclosed on Schedule 3.15 of the Parent Disclosure Schedule, to the Knowledge of Parent, the Parent Parties have filed all statements of account and paid all royalty fees and interest relating to the Systems to the United States Copyright Office required under the Copyright Act and Copyright Office Regulations reported on such statements of account for the last three years (“Copyright Filings”). Except as disclosed on Schedule 3.15 of the Parent Disclosure Schedule, no Parent Party has received any written notice or inquiry, and to the Knowledge of Parent, any oral notice or inquiry, from the United States Copyright Office or any other Person regarding any statements of account or otherwise that the conduct of the Business infringes on any Person’s copyright relative to the Copyright Filings.
          Section 3.16 Compliance With Laws. Except with respect to Tax matters and environmental matters (which are addressed in Sections 3.20 and 3.19, respectively) and except as set forth on Schedule 3.16 of the Parent Disclosure, each of the Parent Parties is and has been since January 1, 2007, and as of the Closing SplitCo Sub will be, in compliance with all Laws applicable to the Business, except for such non-compliance as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or a Parent Material Adverse Effect.

          Section 3.17 Employee Matters and Employee Benefit Plans.
          (a) Schedule 3.17(a) of the Parent Disclosure Schedule sets forth the names, titles and compensation of all of the Business Employees as of September 2, 2008, including the names, current rate of compensation, employment status (i.e., active, disabled, on authorized leave and reason therefor), department, title or position, and whether full-time, part-time or per-diem.
          (b) No Parent Party is subject to any pending or, to the Knowledge of Parent, threatened claim for wages, salaries, overtime pay, commissions, bonuses, benefits, or other compensation for any services or otherwise arising under any policy, practice, Contract, plan, program or Law with respect to the Business Employees.
          (c) Except as set forth on Schedule 3.17(c) of the Parent Disclosure Schedule, (i) no Parent Party is a party to any collective bargaining agreement or any employment agreement with respect to any Business Employee, which cannot be terminated at will by a Parent Party, (ii) to the Knowledge of Parent, there have been no activities or proceedings of any labor union to organize any Business Employees of any Parent Party, and (iii) there has been no lockout of any Business Employees by any Parent Party and no such action is contemplated by any Parent Party.
          (d) The Parent Parties have provided or made available to Shivers true and complete copies of each Employee Benefit Plan (and all amendments thereto) that any Parent Party or any ERISA Affiliate maintains or contributes to on behalf of the Business Employees. In the case of any Employee Benefit Plan that is not in written form, an accurate description of such Employee Benefit Plan as in effect on the date hereof has been made available to Shivers.
          (e) Except as disclosed on Schedule 3.17(e) of the Parent Disclosure Schedule:
               (i) neither SplitCo nor SplitCo sub has adopted (or will have adopted as of Closing) any Employee Benefit Plan or has incurred (or will have incurred at Closing) any liability to any Business Employee;
               (ii) no Parent Party has had or currently have (or will have at Closing) any Employee Benefit Plans for Business Employees that SplitCo, SplitCo Sub, Shivers or Shivers LLC shall be obligated to assume.
               (iii) none of the Employee Benefit Plans are subject to Title IV of ERISA; and
               (iv) neither the Parent Parties nor any ERISA Affiliate contributes to, have contributed to, or have any Liability or contingent Liability with respect to a Multiemployer Plan, and no event has occurred, or is reasonably expected to occur (by reason of the transactions contemplated by this Agreement or otherwise), including without limitation, any “complete withdrawal” (within the meaning of Section 4203 of ERISA) or any “partial withdrawal” (within the meaning of Section 4205 of ERISA) that would, or could reasonably be expected to, result in any liability to the SplitCo, SplitCo Sub, Shivers or its Affiliates with respect to any Multiemployer Plan that has not been satisfied in full.
          Section 3.18 Legal Proceedings. Except as set forth on Schedule 3.18 of the Parent Disclosure Schedule, as of the date hereof, there is no pending or, to the Knowledge of Parent, threatened, Legal Proceeding against or affecting the Business or the Business Assets or relating to the Transactions, nor is there any Governmental Order imposed upon or affecting the Business or the Business Assets or relating to the Transactions, that in each case or any series of related cases would reasonably be expected to have a Business Material Adverse Effect or a Parent Material Adverse Effect.
          Section 3.19 Environmental Matters.
          (a) To the Knowledge of Parent:
               (i) Parent’s operation of the Systems and the Business and all Real Property comply in all material respects with applicable Environmental Laws;
               (ii) no Parent Party has used any Real Property for the manufacture, transportation, treatment, storage or disposal of Hazardous Substances except for such use of Hazardous Substances customary in the construction, maintenance and operation of a cable television system and in commercially reasonable quantities or under circumstances that would not reasonably be expected to give rise to liability for remediation;
               (iii) no surface impoundments or underground storage tanks are located on any Real Property;
               (iv) none of the Parent Parties’ operations are subject to any judicial or administrative proceeding alleging the violation of any Environmental Law;
               (v) none of the Real Property is the subject of any Federal or state investigation concerning any use or release of any Hazardous Substance;
               (vi) none of the Parent Parties or any predecessor-in-title to the Real Property has filed any notice under any Federal or state law indicating past or present treatment, storage or disposal of a Hazardous Substance into the environment; and
               (vii) no Parent Party has any liability in connection with any release by a Parent Party of any Hazardous Substance into the environment and no release by any Parent Party that could require remediation has occurred.
          (b) The following definitions apply to this Section:
          “Environmental Law” means any requirement of federal, state or local law or regulation pertaining to land use, air, soil, surface water, groundwater (including the protection, cleanup, removal, remediation or damage thereof), public or employee health or safety or other environmental matter, or relating to emissions, discharges, or releases or threatened releases of any Hazardous Substance into ambient air, land, surface water, ground water, personal property or structures, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, discharge or handling of any Hazardous Substance.
          “Hazardous Substance” means any pollutant, contaminant, hazardous or toxic substance, or material that is designated as a hazardous substance under any Environmental Law; provided, that such term shall not include any such substances to the extent used in commercially reasonable quantities, in the ordinary course of business and in compliance with Environmental Laws.
          Section 3.20 Tax Matters.
          (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect: (i) Parent has timely filed, or has caused to be timely filed, (taking into account any extension of time within which to file) all property Tax Returns with respect to the Business Assets that are required to have been filed, and all such filed Tax Returns are correct and complete in all material respects; (ii) Parent has paid timely, or has caused to be paid timely, all property Taxes shown to be due and payable on such Tax Returns with respect to the Business Assets; (iii) to the extent that any property Taxes are due with respect to the Business Assets without the filing of a Tax Return such Taxes have been timely paid; (iv) no deficiency with respect to property Taxes has been proposed, asserted or assessed against Parent or any of its Affiliates with respect to the Business Assets, (v) no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to property Taxes on the Business Assets, and no written notice thereof has been received, and (vi) there are no Tax liens (other than liens for current Taxes due and payable) upon any of the Business Assets. For the avoidance of doubt, the foregoing representations in clauses (i)-(v) refer only to property Taxes due with respect to the privilege of ownership of the Business Assets and do not refer to any Tax which would be owed by any entity on any income generated by such Business Assets or any other type of Tax, such as sales, use, franchise, etc.
          (b) Parent has no present plan or intention to:
               (i) liquidate Parent, including by way of merger, consolidation or conversion;
               (ii) effect a transaction whereby one or more shareholders of Parent as of the Closing Date would fail to own stock representing at least 50% of the value of the outstanding stock of Parent after such transaction;
               (iii) cease to operate its cable television business (other than the Business) substantially in the manner that such business was operated immediately prior to the Exchange, except as provided herein; or
               (iv) transfer a substantial amount of its assets, except as contemplated by this Agreement or in the ordinary course of business.
          (c) During the past five (5) years, no Parent Party has constituted either a “distributing corporation” or a “controlled corporation” in a distribution qualifying or intended to qualify for tax-free treatment under Section 355 of the Code, except with respect to the Exchange contemplated by this Agreement.
          (d) At the Closing, provided that no action is taken, or election is made, by Shivers, Shivers LLC or any of their respective Affiliates (including, after the Closing, SplitCo and SplitCo Sub) to change the classification of SplitCo or SplitCo Sub for U.S. federal income tax purposes, SplitCo will be classified as a corporation, and SplitCo Sub will be classified as a “disregarded entity” (within the meaning of Treasury Regulation Section 301.7701-3(b)(ii)), for U.S. federal income tax purposes.
          (e) The Parent Tax Opinion Representations are true and correct in all material respects and are incorporated herein by this reference. This representation is made as of the Closing Date and not as of the date hereof.
          (f) As of the date hereof, Parent expects the representations made in the Parent Tax Opinion Representations, in the form attached hereto as Exhibit II, to be true and correct in all material respects as of the Closing Date.
          Section 3.21 Conduct of Business in Ordinary Course. Except as expressly contemplated by this Agreement (including with respect to the Parent Restructuring) and except as disclosed on Schedule 3.21(a) of the Parent Disclosure Schedule, since January 1, 2008 through the date hereof, the Parent Entities have operated each System in the ordinary course of business consistent with Parent’s past practices.
          Section 3.22 Brokers and Other Advisors. Except as set forth on Schedule 3.22 of the Parent Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.
          Section 3.23 Reports and Financial Statements. Since January 1, 2007, Parent has filed with the SEC all forms, reports and documents required to be filed by it under each of the Securities Act and the Exchange Act, and the respective rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. The audited consolidated financial statements of Parent included in such reports have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of Parent as at the dates thereof and the results of its operations and changes in financial position for the periods then ended subject, in the case of unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments as described therein.
     Section 3.24 No Other Representations or Warranties. Except for the representations and warranties made by Parent in this Article III or incorporated therein, neither Parent nor any other Person makes any representation or warranty with respect to Parent or any of its Subsidiaries or its businesses (including the Business), operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Shivers, Shivers LLC, or any of their Affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SHIVERS
     Shivers and Shivers LLC, jointly and severally, covenant, represent and warrant to Parent that:
          Section 4.1 Organization and Qualification. Shivers is a corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia and Shivers LLC is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Georgia. Each of Shivers and Shivers LLC has all requisite corporate or other power and authority to enter into this Agreement and any Ancillary Agreement to which it is a party and to consummate the Transactions. Each of Shivers and Shivers LLC is in good standing under the Laws of each jurisdiction where it conducts its business except where the failure to be qualified would not have a Shivers Material Adverse Effect.
          Section 4.2 Shivers Parent Shares.
          (a) Except as provided on Schedule 4.2(a) of the Shivers Disclosure Schedule, Shivers LLC owns a total of 28,309,674 shares of Parent Class A Common Stock, free and clear of all Liens and Restrictions. As of the Closing, Shivers LLC will have good and valid title to the Shivers Parent Shares, free and clear of all Liens and Restrictions. Upon delivery to Parent of the certificates representing the Shivers Parent Shares at the Closing, Parent will acquire good and valid title to such shares, free and clear of all Liens and Restrictions, other than Liens and Restrictions created by Parent or any of its Subsidiaries.
          (b) Except for the Shivers Parent Shares and the shares set forth on Schedule 4.2(b) of the Shivers Disclosure Schedule, no other shares of Parent Class A Common Stock are beneficially owned by Shivers, Shivers LLC or any of their respective Affiliates.
          Section 4.3 Authority; No Conflicts.
          (a) The execution, delivery, and performance of this Agreement, the Ancillary Agreements and the other agreements, documents and instruments to be executed and delivered by it in connection with this Agreement, and the consummation of the Transactions by each of Shivers and Shivers LLC has been duly and validly authorized by all necessary limited liability company or corporate action.
          (b) This Agreement and each other agreement, document and instrument to be executed and delivered by Shivers or Shivers LLC in connection with this Agreement has been duly executed and delivered by Shivers and Shivers LLC, and this Agreement, each Ancillary Agreement to which either of Shivers or Shivers LLC is a party and each other agreement, document and instrument to be executed and delivered by Shivers or Shivers LLC in connection with this Agreement constitutes, or when executed and delivered, will constitute, a legal, valid and binding obligation of either of Shivers or Shivers LLC, enforceable against either Shivers or

Shivers LLC, as applicable, in accordance with its respective terms, except that such enforceability may be limited by the Bankruptcy and Equity Exception.
          (c) Except as set forth on Schedule 4.3(c) of the Shivers Disclosure Schedule, the execution, delivery and performance of this Agreement, each Ancillary Agreement and each other agreement, document and instrument to be executed and delivered in connection with this Agreement by Shivers or the Shivers LLC, as applicable, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate or conflict with the organizational documents of Shivers or the Shivers LLC, (ii) assuming compliance with the matters referred to in Section 4.4, conflict with or violate any Law or Governmental Order applicable to Shivers or the Shivers LLC, (iii) require any Consent or other action by or notification to any Person under, constitute a default under, give to any Person any rights of termination, amendment, acceleration or cancellation of any right or obligation of Shivers or the Shivers LLC, as applicable, under, any provision of any Contract or (iv) result in the creation or imposition of any Lien or Restriction on any assets of Shivers, except for Permitted Liens, except, in the case of clauses (ii), (iii) and (iv), for any such violations, consents, actions, defaults, rights or losses as would not reasonably be expected to have a Shivers Material Adverse Effect.
          Section 4.4 Governmental Approvals. The execution, delivery and performance by Shivers or Shivers LLC of this Agreement and the execution, delivery and performance by Shivers and Shivers LLC of each Ancillary Agreement to which such Person is a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or Filings with any Governmental Authority other than (a) compliance with any applicable requirements and the expiration or early termination of the waiting period required by the HSR Act, (b) the Consents of the Franchising Authorities set forth on Schedule 3.4 of the Parent Disclosure Schedule and (c) any such action by or in respect of or filing with any Governmental Authority as to which the failure to take, make or obtain would not individually or in the aggregate have a Shivers Material Adverse Effect.
          Section 4.5 Legal Proceedings. As of the date hereof, there is no pending or, to the Knowledge of Shivers threatened, Legal Proceeding against Shivers LLC, Shivers, any of its Subsidiaries, or their respective businesses, nor is there any Governmental Order imposed upon or affecting Shivers LLC, Shivers, any of its Subsidiaries, or their respective businesses, that in each case or any series of related cases would reasonably be expected to have a Shivers Material Adverse Effect.
          Section 4.6 Investment Representation.
          (a) Shivers is a sophisticated investor and an accredited investor (as defined in Rule 501(a) of Regulation D of the Securities Act), with sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of the Transactions.
          (b) Shivers and Shivers LLC agree that the SplitCo Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act.

          Section 4.7 Tax Matters.
          (a) None of Shivers, Shivers LLC or any of their respective Affiliates have any present plan or intention to:
               (i) liquidate SplitCo, including by way of merger, consolidation or conversion;
               (ii) transfer equity ownership in SplitCo such that the persons receiving SplitCo stock in the Exchange would own stock representing less than 50% of the vote and value of the outstanding stock of SplitCo;
               (iii) cause or permit SplitCo and SplitCo Sub to cease to operate the Business substantially in the manner such Business was operated immediately prior to the Exchange; or
               (iv) cause or permit SplitCo or SplitCo Sub to transfer a substantial amount of their respective assets, except in the ordinary course of business.
          (b) For purposes of Section 355(d) of the Code, immediately after the Exchange, no person (determined after applying Section 355(d)(7) of the Code) will hold stock possessing 50 percent or more of the total combined voting power of all classes of SplitCo stock entitled to vote, or 50 percent or more of the total value of shares of all classes of SplitCo stock, that was attributable to distributions on Parent stock that was acquired by “purchase” (within the meaning of Section 355(d) of the Code) during the five-year period (determined after applying Section 355(d)(6) of the Code) ending on the date of the Exchange.
          (c) To the Knowledge of Shivers, the Exchange is not part of a plan or series of related transactions (within the meaning of Section 355(e) of the Code and Treasury Regulations Section 1.355-7) pursuant to which one or more Persons will acquire directly or indirectly stock representing a 50 percent or greater interest (within the meaning of Section 355(d)(4) of the Code) in SplitCo (including any successor of SplitCo), other than the acquisition by Shivers LLC of SplitCo Shares pursuant to the Exchange.
          (d) During the preceding two-year period, and except with respect to the Agreement and the Exchange effected thereby, none of Shivers, Shivers LLC and their respective Affiliates, nor any of their respective officers, directors, or authorized agents, has entered into or had any agreement, understanding, arrangement, or substantial negotiations with respect to any direct or indirect acquisitions of SplitCo stock or any similar acquisitions within the meaning of Treasury Regulations Section 1.355-7(h)(12) or (13).
          (e) None of Shivers, Shivers LLC, and their respective Affiliates, nor any of their respective officers, directors or authorized agents, has any present plan or intention to enter into, or to cause SplitCo to enter into, any agreement, understanding or arrangement or any substantial negotiations with respect to any transaction or series of transactions, including any issuance or transfer of an option (within the meaning of Section 355(e) of the Code), that is for purposes of Section 355(e) of the Code and any proposed, temporary or final Treasury Regulations thereunder, part of a plan or series of related transactions with the Exchange pursuant to which one or more Persons acquire (other than pursuant to the Exchange), directly or indirectly, stock possessing 50 percent or more of the total combined voting power of all classes of stock of SplitCo entitled to vote or stock possessing 50 percent or more of the total value of all classes of stock of SplitCo.
          (f) The Shivers Tax Opinion Representations are true and correct in all material respects and are incorporated herein by this reference. This representation is made as of the Closing Date and not as of the date hereof.
          (g) As of the date hereof, Shivers and Shivers LLC expect the representations made in the Shivers Tax Opinion Representations, in the form attached hereto as Exhibit IV, to be true and correct in all material respects as of the Closing Date.
          Section 4.8 Brokers and Other Advisors. Except for RBC Daniels, the fees and expenses of which will be paid by Shivers or Shivers LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Shivers or any of its Subsidiaries.
          Section 4.9 Tax Opinion. The form of Shivers Tax Opinion is attached hereto as Exhibit III and none of Shivers, Shivers LLC or their respective Affiliates have, as of the date of this Agreement, any reasonable basis to believe that the Shivers Tax Opinion will not be executed and delivered at Closing.
          Section 4.10 No Other Representations or Warranties. Except for the representations and warranties made by Shivers and Shivers LLC in this Article IV or incorporated therein, neither Shivers, Shivers LLC nor any other Person makes any representation or warranty with respect to Shivers, Shivers LLC or their Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.
ARTICLE V
COVENANTS AND AGREEMENTS
          Section 5.1 Access and Information.
          (a) During the period from the date of this Agreement to the Closing, except to the extent prohibited by applicable Law or the terms of any Contract entered into prior to the date hereof for which Parent has been unable, despite use of its reasonable efforts, to obtain a consent or waiver from the other parties thereto (other than any Affiliate of Parent) to enable disclosure to Shivers, or as would reasonably be expected to violate or result in a loss or impairment of any attorney-client or work product privilege (it being understood that the parties shall use reasonable efforts to cause such information to be provided in a manner that does not result in such violation, loss or impairment), and subject to the obligations of Shivers under the Confidentiality Agreement with respect thereto, Parent will permit (and will cause its Subsidiaries to permit) the officers, directors, employees, representatives, consultants, advisors, accountants or agents (“Representatives”) of Shivers to have reasonable access during normal business hours and upon reasonable notice to all premises, properties, personnel, books, records, Contracts, commitments, reports of examination, and documents of or pertaining to the Business, and reasonable opportunity upon prior notice and consultation with Parent to communicate with Transferred Employees (provided that Parent shall have the right to be present by representative for all such contacts between Shivers and any such employee, whether in person, telephonic or otherwise), as may be necessary to permit Shivers to, at its sole expense, make, or cause to be made, such investigations thereof as are reasonably necessary in connection with the consummation of the Transactions, and Parent shall (and shall cause its Subsidiaries to) reasonably cooperate with any such investigations. No information or knowledge obtained in any investigation pursuant to this Section 5.1(a) or otherwise shall affect or be deemed to modify any representation or warranty contained herein or delivered pursuant hereto or to modify the conditions to the obligations of the parties hereto to consummate the Transactions.
          (b) For a period of three (3) years after the Closing, upon reasonable notice, Parent shall afford to Shivers and its Representatives reasonable access during normal business hours to its books of account, financial and other records (including accountant’s work papers), information, employees and auditors to the extent reasonably necessary for Shivers to comply, respond or investigate in connection with any audit, investigation, dispute or litigation relating to the Systems; provided, however, that any such access by Shivers shall not unreasonably interfere with the conduct of the businesses or operations of Parent or any of its Affiliates. Shivers will hold, and will cause its Representatives to hold, in confidence, all confidential or proprietary information to which it has had access to pursuant to this Section 5.1.
          (c) For a period of three (3) years after the Closing, upon reasonable notice, Shivers shall cause SplitCo Sub to afford to Parent and its Representatives reasonable access during normal business hours to SplitCo Sub’s properties, books, records, employees and auditors to the extent reasonably necessary to permit Parent to determine any matter relating to its rights and obligations (or those of its Affiliates) hereunder or to any period ending on or before the Closing Date; provided, however, that any such access by Parent shall not unreasonably interfere with the conduct of the businesses or operations of SplitCo Sub or any of its Affiliates. Parent will hold, and will cause its Representatives to hold, in confidence, all confidential or proprietary information to which it has had access to pursuant to this Section 5.1.
          Section 5.2 Operations Pending Closing. Except as otherwise set forth in this Agreement or in any agreement, document or instrument entered into in connection with this Agreement, or in connection with the Parent Restructuring, or with the prior written consent of Shivers (which consent shall not be unreasonably withheld, conditioned or delayed), from and after the date hereof until the Closing and, with respect to the matters described in Section 5.2(n), until the time period described therein, Parent shall and shall cause the Parent Entities to:
          (a) not make any material change in or amendments to the charter, bylaws, or other organizational documents applicable to SplitCo or SplitCo Sub;

          (b) not issue, grant, sell or deliver any shares of capital stock or other equity interests or securities of SplitCo or SplitCo Sub, or any securities convertible into, or options, warrants or rights of any kind to subscribe for or acquire, any shares of capital stock or other equity interests or securities of SplitCo or SplitCo Sub, or any phantom shares, phantom equity interests or stock or equity appreciation rights of SplitCo or SplitCo Sub, or enter into any Contract, commitment or arrangement with respect to any of the foregoing;
          (c) not split, combine or reclassify the outstanding shares of capital stock or other equity interests or securities of SplitCo or issue any capital stock or other equity interests or securities of SplitCo in exchange for any such shares or interests;
          (d) not redeem, purchase or otherwise acquire, directly or indirectly, any shares of capital stock or any other equity interests or securities of SplitCo;
          (e) not adopt or authorize any stock or equity appreciation rights, restricted stock or equity, stock or equity purchase, stock or equity bonus or similar plan, arrangement or agreement applicable to SplitCo or SplitCo Sub;
          (f) not make any other changes in the capital structure of SplitCo or SplitCo Sub;
          (g) not declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, property or securities) with respect to the capital stock or other equity interests or securities of SplitCo or SplitCo Sub;
          (h) not sell or pledge any stock, equity or partnership interest of SplitCo or SplitCo Sub;
          (i) operate the Business in the ordinary course of business consistent with Parent’s past practices, use its reasonable efforts to preserve the Business intact, to retain the services of the employees who are involved in the operation of the Business, and use reasonable efforts to preserve any beneficial business relationships with and the goodwill of customers, suppliers and others having business dealings with the applicable Parent Entities relating to the Business;
          (j) use and operate the Business Assets in a manner consistent with past practice and maintain the Business Assets or replacements thereof in good operating condition, ordinary wear and tear excepted;
          (k) maintain inventories of spare Equipment consistent with past practices;
          (l) maintain insurance upon the Business Assets in substantially the amounts and types as in effect on the date of this Agreement;
          (m) maintain all of its business books, records and files in the ordinary course of business;

          (n) continue to make budgeted capital expenditures in a manner and amount required to operate the Systems in the ordinary course, including, as soon as reasonably practicable in accordance with Parent’s build-out plans, the upgrade of the Systems as necessary for (I) all of the energized miles relating to the Systems to have an active minimum bandwidth capacity of at least 750 MHz, and (II) all of the energized cable plant to be two-way activated; provided, however, that if such upgrade is not completed prior to Closing, then the Parent Parties will diligently continue such upgrade after Closing, at Parent Parties’ expense, through completion no later than March 31, 2009; provided that the obligation of the Parent Parties following the Closing to complete such upgrade by such date shall be subject to SplitCo Sub providing the Parent Parties with necessary access and right of way to the applicable cable plant, and provided further that the Parent Parties shall not be responsible for the failure of the upgrade to be completed by such date to the extent such failure is caused by an act of god or public enemy, governmental acts, regulations or orders, fire, flood, embargo, labor stoppages or other disruptions, unusually severe weather or other causes beyond the control of the Parent Parties;
          (o) not write off, compromise or modify Accounts Receivable or account balances other than in the ordinary course of business consistent with Parent’s past practices;
          (p) not modify or amend the terms of any existing Franchise, Permit or Business Contract other than in the ordinary course of business consistent with past practices;
          (q) not create, assume, or permit to exist any Lien, claim, or liability on the Business Assets, except for Permitted Liens;
          (r) not increase the compensation, bonuses or other benefits payable to any person employed in connection with the conduct of the Business or operations of any of the Systems, other than regular annual salary increases granted in the ordinary course of business and consistent with past practices;
          (s) not do any act or fail to do any act which might result in the expiration, revocation, suspension or modification of any of the Franchises or Permits, or fail to prosecute with reasonable diligence any applications to any Governmental Authority in connection with the operation of any of the Systems; or
          (t) not take any action which would constitute a breach of Parent’s obligations hereunder.
          Section 5.3 Shivers Parent Shares.
          (a) From the date hereof until the Closing, none of Shivers, Shivers LLC or any of their respective Affiliates will Transfer any Shivers Parent Shares. If this Agreement is terminated in accordance with its terms (other than as a result of a material breach of this Agreement by Parent), then, for a period of twelve (12) months from the date of such termination, none of Shivers, Shivers LLC or any of their respective Affiliates will Transfer any Shivers Parent Shares other than Transfers of Shivers Parent Shares made to a Permitted Transferee or Transfers made (x) pursuant to Sections 5.3(b) and 5.3(c) or (y) in connection with the formation of a Qualifying Group in accordance with Section 5.5(b). For purposes of this Section 5.3, the term “Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily; provided, however, that (i) a sale, transfer or assignment of the Shivers Parent Shares in connection with the consummation of a merger or business combination transaction approved by the Board of Directors of Parent and pursuant to which all the holders of Parent Class A Common Stock are eligible to participate, and (ii) a Qualifying Pledge of the Shivers Parent Shares, prior to the exercise of the pledge or the taking of action in connection with a foreclosure on the security interest in such shares, will not, in each case, constitute a Transfer of such shares. The term “Qualifying Pledge” means the pledge of, creation or establishment of a security interest in, or creation of any similar encumbrance on the Shivers Parent Shares (or the renewal or extension of any existing such arrangement) (“Pledge Arrangements”) where (i) the pledgee or secured party is a bank or other financial institution, (ii) the terms of such agreement or arrangement are on arms-length terms and require compliance with applicable Laws, including margin regulations, (iii) at the time such Pledge Arrangement is effected, Shivers has a good faith reasonable expectation of its ability to repay the underlying Indebtedness and cause the release of all Liens encumbering such shares without foreclosure by the pledgee or creditor, and (iv) the purpose of any such Pledge Arrangement is not to avoid the provisions of this Section 5.3. In connection with the entering into of any such Pledge Arrangements, Shivers will deliver to Parent prior to entering into such Pledge Arrangements an officers certificate, executed by its Chief Financial Officer, certifying that such Pledge Arrangement to be entered into complies with the foregoing provisions.
          (b) Right of First Refusal.
               (i) If this Agreement is terminated in accordance with its terms (other than as a result of a material breach of this Agreement by Parent), then, for a period of twelve (12) months from the date of such termination, prior to effecting any Transfer of any of the Shivers Parent Shares (other than to a Permitted Transferee), Shivers shall deliver written notice (the “Offer Notice”) to Parent, which Offer Notice shall specify (A) the Person to whom Shivers proposes to Transfer (the “Prospective Buyer”) such shares (a “Proposed Private Sale”), or that Shivers proposes to sell such shares on the market pursuant to Rule 144 under the Exchange Act (a “Proposed Market Sale”) or pursuant to a registered public offering (a “Proposed Registered Offering”), (B) the number or amount of the Shivers Parent Shares proposed to be Transferred (the “Offered Shares”), (C) the Offer Price (as defined below), and (D) all other material terms and conditions of the proposed Transfer, including a description of any non-cash consideration proposed to be delivered in such proposed Transfer sufficiently detailed to permit valuation thereof, and a copy of any written offer document, term sheet, letter of intent or other agreement reflecting the terms of the proposed Transfer, or a summary of all material terms thereof. The Offer Notice shall constitute an irrevocable offer of Shivers to sell to Parent all (but not less than all) of the Offered Shares at the price specified therein (or otherwise determined herein) and on the other terms and conditions specified therein, subject to the provisions of this Section 5.3(b).
               (ii) For purposes of this Section 5.3(b), “Offer Price” shall mean the applicable of (A) in the case of a Proposed Private Sale, the price per share proposed to be paid for the Offered Shares, (B) in the case of a Proposed Market Sale, the average of the Volume Weighted Average Price per share of the Parent Class A Common Stock (the “Average Market Price”) for the five consecutive trading days ending on the trading day preceding the date of Parent’s receipt of the Offer Notice (the “Trigger Date”), and (C) in the case of a Proposed

Registered Offering, the Average Market Price over the five trading days ending on the trading day immediately preceding the Trigger Date, less a discount of 5% reflecting estimated costs of sale (the “Discount”); provided, however, that in the event Parent does not elect to purchase the Offered Shares and an Effectiveness Notice is later delivered in connection with such Proposed Registered Offering, the new Offer Price will be the closing price of the Parent Class A Common Stock on the trading day immediately preceding the date of Parent’s receipt of the Effectiveness Notice, less the Discount. For purposes of this Section, “Volume Weighted Average Price” means, for any day of determination, the volume weighted average price per share of the Parent Class A Common Stock as displayed on Bloomberg L.P. (or any successor service thereto) at 4:15 p.m. New York time, or if such price is not available on Bloomberg L.P., the volume weighted average price per share of the Parent Class A Common Stock as reported by another service selected by Parent and Shivers, in good faith, or if Parent and Shivers are unable to agree upon such other service, the closing price of the Parent Class A Common Stock as reported on the Nasdaq Global Select Market.
               (iii) In the case of a Proposed Private Sale, in the event that all or any part of the consideration payable in such proposed transaction consists of consideration other than cash, the price per share payable by Parent for the Offered Shares shall be an amount in cash equal to the sum of (A) the aggregate amount of cash, if any, proposed to be paid for the Offered Shares by the Prospective Buyer, plus (B) the aggregate Fair Market Value, as of the date of the Offer Notice, of the non-cash consideration proposed to be paid for the Offered Shares by the Prospective Buyer. In the event the Offered Shares are not the only assets proposed to be Transferred by Shivers in connection with such proposed transaction, then the Offer Notice will be deemed to apply solely to the Offered Shares (and not such other assets) and the price per share for the Offered Shares will be an amount in cash equal to the Average Market Price over the five trading day period ending on the trading day immediately preceding the date of delivery of the Offer Notice.
               (iv) Parent may accept the offer to purchase the Offered Shares by delivering written notice of such acceptance to Shivers (x) in the case of a Proposed Private Sale, within twenty (20) days after the Trigger Date, (y) in the case of a Proposed Market Sale, the close of business on the first Business Day following the Trigger Date and (z) in the case of a Proposed Registered Offering, the fifth Business Day following the Trigger Date; provided, that in the event Parent does not elect to accept the offer contained in the Offer Notice in connection with a Proposed Registered Offering and Shivers proceeds with such proposed offering, then Parent will be permitted to exercise its rights hereunder and have the opportunity to elect to purchase the Offered Shares in accordance with the following procedure: (i) Shivers will deliver written notice (the “Effectiveness Notice”) not less than five Business Days prior to the date it reasonably expects the applicable registration statement for the sale of the Offered Shares to be declared effective, (ii) such Effectiveness Notice will constitute an irrevocable offer to Parent to purchase the Offered Shares at a price per share equal to the applicable Offer Price. Any acceptance notice by Parent will constitute a binding obligation, subject to the provisions of this Section 5.3(b), to purchase the Offered Shares, which notice shall include the date set for the closing of such purchase, which date shall be (A) for a Proposed Private Sale, no more than twenty (20) Business Days following the delivery of such election notice (unless the terms and conditions of the Offer Notice would provide for a longer period), (B) for a Proposed Market Sale, the fifth Business Day following the Trigger Date and (C) for a Proposed Registered

Offering, the fifth Business Day following the date Parent delivers notice of its election to purchase. Notwithstanding the foregoing, such time periods shall not be deemed to commence with respect to any purported notice that does not comply in all material respects with the requirements of this Section 5.3(b).
               (v) If Parent does not respond to the Offer Notice within the required response time period or elects not to purchase the Offered Shares, Shivers shall be entitled (x) in the case of a Proposed Private Sale, to complete the proposed Transfer of the Offered Shares to the Proposed Buyer at the Offer Price and on the terms set forth in the Offer Notice, provided that (x) such Transfer is closed within 90 days after the later of (A) the expiration of the applicable period for Parent to accept the offer from Shivers, or (B) the receipt by Shivers of notice declining the offer to purchase the Offered Shares (the date of such expiration or receipt, the “Free to Sell Date”) or, in the case of (A) or (B), if later, five Business Days following receipt of all required regulatory approvals; and provided further that the closing shall only be delayed pending receipt of required regulatory approvals if (i) Shivers and the Prospective Buyer are using reasonable efforts to obtain the required regulatory approvals and (ii) there is a reasonable prospect of receiving such regulatory approvals within an additional thirty (30) day period, (y) in the case of a Proposed Market Sale, to sell such Offered Shares pursuant to a broker’s transaction, at prevailing market prices for a period of five (5) days following the Free to Sell Date and (z) in the case of a Proposed Registered Offering, to sell such Offered Shares in such registered offering at the price negotiated with the underwriter in such sale, so long as the closing of such sale occurs not more than ten (10) days following the date of delivery of the Effectiveness Notice.
               (vi) Notwithstanding anything to the contrary contained in this Section 5.3(b), the time periods applicable to an election by Parent to purchase the offered securities shall not be deemed to commence until the Fair Market Value of the non-cash consideration, if any, has been determined. Parent, Shivers and Shivers LLC each agree to use its reasonable efforts to cause the Fair Market Value to be determined as promptly as practicable, but in no event later than ten Business Days after the receipt by Parent of the Offer Notice. Any Offer Notice or Effectiveness Notice received by Parent after 5:00 p.m. New York time will be deemed received on the next Business Day.
               (vii) In connection with any acquisition of Shivers Parent Shares pursuant to this Section 5.3(b), and notwithstanding the terms and conditions set forth in any Offer Notice or third party offer, (i) Parent will be entitled to purchase the Offered Shares for cash regardless of the form of consideration specified in the Offer Notice, (ii) neither Parent nor its Affiliates will be required to (x) make any representations or warranties regarding Parent’s business or financial condition or (y) agree to or become bound by any covenant or agreement obligating it to restrict or limit its actions or business following such purchase, and (iii) the seller of the Offered Shares will not be required to make representations and warranties as to matters other than its authority to effect such sale and its ownership of the Offered Shares being free and clear, at the time of the consummation of such sale, of all Liens and Restrictions. In addition, Shivers and Parent will negotiate in good faith in connection with the execution and delivery of a purchase agreement having such other customary terms and conditions (consistent with the terms of the preceding sentence) for a stock purchase contract between a stockholder and the issuer.

          (c) Drag-Along. If this Agreement is terminated in accordance with its terms (other than as a result of the material breach of this Agreement by Parent), then Shivers and Shivers LLC agree that if, within twelve months of such termination, Parent or any of its Affiliates commences a tender offer or exchange offer for shares of Parent Class A Common Stock, Parent engages in a going private transaction (whether in the form of a tender offer, exchange offer, merger or similar transaction), or Parent agrees to be sold (each, a “Drag-Along Transaction”) in which the Fair Market Value of the consideration to be received in respect of shares of the Parent Class A Common Stock in such Drag-Along Transaction is equal to or greater than the Fair Market Value of the consideration to be received in respect of the Shivers Parent Shares in the Exchange (on an after-tax basis), then Shivers and Shivers LLC shall be required to (i) in the case of a sale, merger or similar transaction in which all outstanding shares of Parent Common Stock are acquired, sell all of the Shivers Parent Shares in such Drag-Along Transaction on the same terms and conditions as the other holders of Parent Class A Common Stock and, if applicable, not seek to have the Shivers Parent Shares subject to any appraisal proceeding in connection with such Drag-Along Transaction, and (ii) in the case of a tender or exchange offer, sell to Parent within five business days of the completion of such tender offer or exchange offer, on the same terms and conditions as the other holders of Parent Common Stock, a number of Shivers Parent Shares equal to (x) the number of Shivers Parent Shares multiplied by (y) a fraction, the numerator of which is the number of shares of Parent Common Stock acquired in the Drag-Along Transaction and the denominator of which is the aggregate number of shares of Parent Common Stock outstanding (not including the Shivers Parent Shares). In the event of any Drag-Along Transaction, Parent shall provide written notice thereof to Shivers (the “Drag-Along Notice”), which notice shall include a brief description of the terms of the Drag-Along Transaction and the amount and type of the direct and indirect consideration to be paid to the holders of Parent Class A Common Stock in such Drag-Along Transaction.
          Section 5.4 Governmental Consents and Approvals; Certain Filings.
          (a) The parties hereto agree to make appropriate filings pursuant to applicable Antitrust Laws, including a Notification and Report Form pursuant to the HSR Act with respect to the Transactions, within twenty (20) days after the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and otherwise to use reasonable efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.
          (b) Parent shall use reasonable efforts to obtain all Consents from the FCC, Franchising Authorities and applicable Governmental Authorities required for the transfer of the FCC Licenses and the Franchises and Permits from a Parent Party to SplitCo Sub and for the transfer of control of SplitCo Sub to Shivers. Shivers shall cooperate in obtaining such Consents as reasonably requested by Parent. Parent will prepare, execute and deliver FCC Forms 394 to the appropriate Franchising Authority for each of the Franchises on or before twenty (20) days following the date hereof.
          (c) In connection with the efforts referenced in Sections 5.4(a) and 5.4(b) to obtain (i) all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law and (ii) the Consents from Franchising Authorities, the parties hereto shall use their respective reasonable efforts to (A) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (B) keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, the FTC, the Antitrust Division of the DOJ, the applicable Franchising Authorities or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party and (C) permit the other party to review any material communication given by it to, and consult with each other in advance of and be permitted to attend any meeting or conference with, the FTC, the DOJ, the applicable Franchising Authority or any such other Governmental Authority or, in connection with any proceeding by a private party, with any other Person, in each case to the extent regarding any of the transactions contemplated by this Agreement and provided that this Section 5.4(c) shall not apply to any filings, submissions, communications, meetings, conferences or proceedings that relate primarily or exclusively to any other transaction or transactions.
          (d) The parties hereto shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material Business Contracts, in connection with the consummation of the Transactions and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers; provided, however, that none of the Parent Parties, Shivers or Shivers LLC shall be required to pay consideration to obtain any such consent, approval or waiver.
          (e) Parent and Shivers covenant and agree to use reasonable efforts to cause SplitCo Sub to enter into, prior to the Closing Date, agreements with each of the entities listed on Schedule 5.4(e) (each, a “Utility”), granting SplitCo Sub access, following the Closing, to such Utility’s poles, ducts, conduits and rights of way to the same extent as the Parent Parties were provided such access prior to the Closing (each, a “Utility Pole Attachment Agreement”). In furtherance thereof, Parent and Shivers (i) will each avail itself to all rights available to it under applicable Law (including under the Communications Act of 1934) in order to secure such agreements, including by accepting any legally permissible rates, terms and conditions requested by any Utility for such access, and (ii) Shivers hereby authorizes Parent to act as its and/or SplitCo Sub’s agent and attorney-in-fact to enter into, on SplitCo Sub’s behalf, such Utility Pole Attachment Agreements. Parent and Shivers further covenant and agree to use reasonable efforts to cause SplitCo Sub to enter into, prior to the Closing Date, agreements with each of the entities listed on Schedule 5.4(e-1) (each, a “Cooperative”), granting SplitCo Sub access, following the Closing, to such Cooperative’s poles, ducts, conduits and rights of way to the same extent as the Parent Parties were provided such access prior to the Closing (each, a “Cooperative Pole Attachment Agreement”). In furtherance thereof, Shivers covenants and agrees to accept any rates, terms and conditions that are not (A) materially less favorable, taken as a whole, to SplitCo Sub than those which the Parent Parties are subject to on the date hereof, or (B) materially less favorable, taken as a whole, to SplitCo Sub than those generally available to cable television operators in North Carolina for similar access (either of (A) or (B) being “Market Terms”) in order to obtain any such Cooperative Pole Attachment Agreement. In the event the parties are unable to cause SplitCo Sub to enter into a Cooperative Pole Attachment Agreement with any Cooperative on Market Terms, and Parent elects, in its sole and absolute discretion, to either (x)

reimburse SplitCo Sub, for one year following the Closing, the difference between the rate offered by such Cooperative and the Market Terms rate, or (y) provide alternative arrangements for such access and to reimburse SplitCo Sub for one year following the Closing Date, the difference between the cost to SplitCo Sub of such alternative arrangements and the Market Terms, then SplitCo Sub shall enter into such Cooperative Pole Attachment Agreement on the terms offered by the Cooperative or accept such alternative arrangements; provided, however, that in either such case, the term of such Cooperative Pole Attachment Agreement or alternative arrangement shall not exceed one year from the Closing Date without the consent of Shivers (which consent shall not be unreasonably withheld, conditioned or delayed).
          Section 5.5 Standstill.
          (a) Except as provided below, from the date hereof until the earlier to occur of the Closing or termination of this Agreement none of Shivers, Shivers LLC or any of their respective Affiliates shall, in any manner, directly or indirectly, take any of the actions described in clauses (i) through (viii) of this Section 5.5(a) without the prior written consent of Parent. If the Closing occurs, then for the three year period commencing on the Closing Date, except as provided below, none of Shivers, Shivers LLC or any of their respective Affiliates shall, in any manner, directly or indirectly, without the prior written consent of Parent:
               (i) make, effect, initiate, cause or participate in (A) any acquisition of beneficial ownership of any of Parent’s securities or any securities of any Subsidiary of Parent, (B) any acquisition of any assets of Parent or any assets of any Subsidiary of Parent, (C) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving Parent or any Subsidiary of Parent, or involving any securities or assets of Parent or any securities or assets of any Subsidiary of Parent, or (D) any “solicitation” of “proxies” (as those terms are used in the proxy rules of the SEC) or consents with respect to any securities of Parent;
               (ii) form, join or participate in a “group” (as defined in the Exchange Act) with respect to the beneficial ownership of any securities of Parent;
               (iii) act, alone or in concert with others, to seek to control or influence the management, board or directors of Parent or policies of Parent;
               (iv) take any action that might require Parent to make a public announcement regarding any of the types of matters set forth in clause (i) of this Section 5.5(a);
               (v) agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in clause (i), (ii), (iii) or (iv) of this Section 5.5(a);
               (vi) assist, induce or encourage any other Person to take any action of the type referred to in clause (i), (ii), (iii), (iv) or (v) of this Section 5.5(a);
               (vii) enter into any discussions, negotiations, arrangement or agreement with any other Person relating to any of the foregoing; or

               (viii) publicly request or publicly propose that Parent or any of Parent’s representatives amend, waive or consider the amendment or waiver of any provision set forth in this Section 5.5(a).
          (b) If this Agreement is terminated pursuant to the terms hereof (other than as a result of a material breach of this Agreement by Parent, Shivers or Shivers LLC), then, for the three year period commencing on the date of such termination, none of Shivers, Shivers LLC or any of their respective Affiliates shall, either alone or, except as provided below, as part of a “group”, directly or indirectly, take any of the actions described in clause (i) of this Section 5.5(b) without the prior written consent of Parent. If this Agreement is terminated pursuant to the terms hereof as a result of a material breach of this Agreement by Shivers or Shivers LLC, then, for the three year period commencing on the date of such termination, none of Shivers, Shivers LLC or any of their respective Affiliates shall, either alone or, except as provided below, as part of a “group”, directly or indirectly, without the prior written consent of Parent:
               (i) purchase, acquire (other than equity grants made to any Affiliate or officer of Shivers or Shivers LLC in such person’s capacity as a director of Mediacom) or cause to be acquired, or offer or agree to so purchase or acquire, any securities or rights to purchase securities or rights to vote securities, of Parent or any of its Subsidiaries;
               (ii) offer or propose to enter into (conditionally or otherwise), an acquisition or other business combination transaction or any extraordinary transaction involving Parent or any of its Subsidiaries or their respective assets;
               (iii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the SEC) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of Parent;
               (iv) form, join or in any way participate in a “group”, in connection with any of the foregoing; or
               (v) publicly announce, or privately propose or disclose under circumstances which would be likely to lead to any public announcement of, any plan, proposal or intention to do any of the foregoing.
          (c) Notwithstanding anything herein to the contrary, (i) nothing in Section 5.5(a) or 5.5(b) shall restrict or limit the ability of Shivers, Shivers LLC or any of their respective Affiliates from voting the Shivers Parent Shares on any matter put to a vote of the holders of shares of Parent Common Stock or participating on the same terms and conditions as other holders of shares of Parent Class A Common Stock in any extraordinary transaction approved by the Board of Directors of Parent, and (ii) nothing in Section 5.5(a) or 5.5(b) shall restrict or limit the ability of Shivers, Shivers LLC or any of their respective Affiliates from (A) forming, agreeing to form, joining with or participating in any Qualifying Group that is formed for the purpose of or takes any of the actions referred to in clauses (i) through (viii) of Section 5.5(a) or clauses (i) through (iii) of Section 5.5(b), or to take any such actions in such Person’s capacity as a member of such Qualifying Group, or (B) exercising their fiduciary duties under applicable Law in such Person’s capacity as a member of the Board of Directors of Parent. The term

“Qualifying Group” means a “group” that (x) is not controlled by Shivers, Shivers LLC or any of their respective Affiliates and (y) has indicated to Shivers, Shivers LLC or any of their respective Affiliate that any actions taken by such “group” in respect of the foregoing restricted actions would be submitted to the Board of Directors of Parent for its approval.
          Section 5.6 Public Announcements. No party shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the transactions contemplated by this Agreement without the prior consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or by any applicable listing agreement with a national securities exchange as determined in the good faith judgment of the party proposing to make such release; provided that the foregoing limitations shall not apply to any disclosure of any information concerning this Agreement or the Transactions (i) which Parent deems appropriate in its reasonable judgment, in light of its status as a publicly owned company, including to securities analysts and institutional investors and in press interviews; and (ii) in connection with any dispute between the parties regarding this Agreement or the Transactions.
          Section 5.7 Confidentiality.
          (a) Shivers and Shivers LLC acknowledge that the information being provided to it by the Parent Parties in connection with the Transactions including pursuant to Section 5.1 hereof, to the extent that such information constitutes Confidential Business Information, is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Effective upon the Closing, the Confidentiality Agreement will terminate solely with respect to all information provided thereunder and hereunder regarding the Business.
          (b) From and after the Closing, the Parent Parties shall not use (or take any action to use) in any manner detrimental to SplitCo or SplitCo Sub and shall hold in strict confidence, and shall cause its officers, directors, employees, representatives, consultants, advisors and agents, to not use (or take any action to use) in any manner detrimental to SplitCo or SplitCo Sub and to hold, in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law or regulation (including the Securities Act and Exchange Act), all confidential information relating to the Business, the Business Assets, the Assumed Liabilities and the Business Employees remaining in the possession of Parent or any of its Affiliates following the Closing, which information shall be considered proprietary information of SplitCo Sub following the Closing, except to the extent that such confidential information has been or has become (i) generally available to the public other than as a result of disclosure by any Parent Party hereunder or a Representative of a Parent Party, (ii) available to the public on a non-confidential basis from a source other than a Representative of a Person entitled to the protection offered hereby, (iii) except in the case of any documents and information relating to the Business, the Business Assets and the liabilities of the Business, known to the Person receiving such confidential information before the date of disclosure of such confidential information to such Person. Nothing herein shall preclude Shivers, Shivers LLC, SplitCo, SplitCo Sub, any Parent Party or any of their respective Representatives receiving confidential information from using and/or disclosing information rightfully received from a third party to the extent rightfully permitted by the third party. Nothing herein shall preclude the disclosure of confidential information by the Parent Parties, on the condition that it remains confidential, to auditors, attorneys, lenders, financial advisors and other officers, directors, employees, representatives, consultants, advisors and agents, provided that such Parent Parties shall have made such persons aware of the restrictions set forth herein and shall be liable for any breach by such parties of such provisions. Nothing herein shall prevent Shivers’, Shivers LLC’s, SplitCo Sub’s or SplitCo’s disclosure after the Closing of any information (including confidential information) relating to the Business or which constitutes a Business Asset or Parent’s disclosure of any information (including confidential information) relating to the Retained Business or which constitutes an Excluded Asset.
          Section 5.8 Books and Records. Parent recognizes that, after the Closing, the Parent Parties may have documents, books, records, work papers and information, whether in written, magnetic, electronic or optical form (collectively, “Records”) which relate to the Business with respect to the period or matters arising prior to the Closing, including Records pertaining to the Business Assets, the Assumed Liabilities and the Business Employees (the “Business Records”) or other Records relating to the Business. Parent recognizes that Shivers or its Affiliates may need access to such Business Records and other Records after the Closing. Upon the reasonable request of Shivers, any of its Affiliates or any of their respective Representatives, Parent shall or shall cause the Parent Entities to provide Shivers, any of its Affiliates or any of their respective employees, representatives or agents access to, during normal business hours on reasonable advance notice, such reasonably requested Records; provided, however, that (i) the Parent Parties obligation to provide any Person with access to any Business Record pursuant to this Section 5.8 shall be subject to such Person agreeing to reasonable confidentiality arrangements requested by the Parent Parties, and (ii) the Parent Parties shall not be required to provide any Business Record pursuant to this Section 5.8 if the Parent Parties are prohibited from disclosing such Business Record pursuant to any contract or agreement. Parent shall use reasonable efforts to maintain all such Records for the same length of time that they maintain their own Records, or, at Parent’s discretion or (at any time) at the reasonable request of Shivers or its Affiliates (at the expense of Shivers or its Affiliates), transfer any such Records to Shivers or its Affiliates.
          Section 5.9 Notification of Certain Matters; Defense of Litigation.
          (a) Parent shall give prompt notice to Shivers, and Shivers shall give prompt notice to Parent, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Business and (ii) any Legal Proceedings commenced or, to the Knowledge of Shivers or the Knowledge of Parent, as applicable, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries that relate to the transactions contemplated hereby.
          (b) Each of the parties hereto agrees to vigorously defend against all actions, suits or proceedings in which such party is named as a defendant which seek to enjoin, restrain or prohibit the Transactions or any part thereof or seek damages with respect to any such transactions. No party will settle any such action, suit or proceeding or fail to perfect on a timely basis any right to appeal any judgment rendered or order entered against such party therein without the written consent of the other parties (which consent will not be unreasonably withheld or delayed); provided that Parent or any of its Affiliates may settle or compromise any such action, suit or proceeding without the consent of Shivers or Shivers LLC if such settlement or compromise includes as an unconditional term thereof the giving by the claimant, party or plaintiff to Shivers, Shivers LLC and their respective Affiliates of a release from all liability with respect to such action, suit or proceeding. Each of the parties further agrees to use reasonable efforts to cause each of its Affiliates, directors and officers to vigorously defend any action, suit or proceeding in which such Affiliate, director or officer is named as a defendant and which seeks any such relief to comply with this Section to the same extent as if such Person were a party hereto.
          Section 5.10 Certain Tax Matters. Shivers and Shivers LLC shall each use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to have the Shivers Tax Opinion delivered at the Closing in substantially the form attached hereto as Exhibit III.
          Section 5.11 Fees and Expenses. Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.
          Section 5.12 Employee Matters.
          (a) Prior to the Closing Date, Parent shall transfer the employment of each Business Employee and assign such employee’s employment to SplitCo Sub, other than any such Business Employee that Parent and Shivers agree shall not be transferred to SplitCo Sub.
          (b) Shivers shall cause SplitCo Sub to employ, beginning as of the Closing Date, each Active Employee at a total compensation (consisting of base salary and, as applicable, commission rate and normal bonus opportunity), substantially similar to that provided by Parent Parties immediately prior to the Closing Date. The Business Employees who continue employment with SplitCo Sub following the Closing Date shall be deemed “Transferred Employees” as of the Closing Date.
          (c) After Closing, SplitCo Sub in its sole discretion, shall determine what employee benefits will be made available to Transferred Employees; provided, however, that Shivers shall cause SplitCo Sub to (i) offer medical coverage to Transferred Employees immediately after the Closing Date; (ii) waive for Transferred Employees, to the extent permitted by Shivers’ health plans, any pre-existing condition limitations and waiting periods that may apply under such health plans; and (iii) recognize Transferred Employees’ service with Parent or any of its Affiliates as if it were service with SplitCo Sub for purposes of satisfying any vesting requirements under any benefit plans offered by SplitCo Sub (but not for purposes of benefit accrual or for determining the amount of benefits payable under any benefit plan other than a vacation plan). Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment to any particular employee benefit plan, (ii) obligate SplitCo Sub or any of its

Affiliates to (A) maintain any particular benefit plan or (B) retain the employment of any particular employee (in general or at a particular rate of compensation), or (iii) give any third party the right to enforce any of the provisions of this Agreement. Shivers and SplitCo Sub retains all rights to amend or terminate any of its benefit programs in its sole discretion.
          (d) Except as provided in paragraph (e) below, Parent shall be responsible for and timely pay all compensation owed to Transferred Employees and shall be responsible for and timely provide Transferred Employees with all benefits owed under the Employee Benefit Plans through the Closing Date. Parent will retain all of the Employee Benefit Plans, including all employee benefit plans and pension plans, and none of Shivers, Shivers LLC, SplitCo or SplitCo Sub will assume obligations under any such programs. Parent shall take all necessary and appropriate action to ensure that Transferred Employees will not continue to be active participants in the Employee Benefit Plans after the Closing Date. Parent shall be fully and solely responsible for any costs, expenses, obligations and liabilities arising out of the pension, retirement or other benefit obligations attributable to the Employee Benefit Plans and Sellers’ current or former employees related to the period on or prior to the Closing Date.
          (e) To the extent the liability is reflected on the Final Closing Balance Sheet, Shivers shall cause SplitCo Sub to assume all liabilities for unpaid vacation and compensatory time off of each Transferred Employee accrued during the calendar year in which the Closing occurs and shall permit Transferred Employees to use their unused vacation entitlement and compensatory time off accrued as of the Closing Date until, in the case of vacation, the end of the calendar year during which the Closing occurs and, in the case of compensatory time off, until the last day of the month of March of the year immediately following the calendar year during which the Closing occurs, on such terms and conditions and subject to such limitations as would be applicable to similarly situated Shivers employees except as otherwise required by Law.
          (f) After the Closing Date, Shivers shall, and shall cause its Affiliates to, cooperate with Parent to provide such current information regarding the Transferred Employees or former employees of Parent on an ongoing basis as may be necessary to facilitate determinations of eligibility for, and payments of benefits to, the Transferred Employees or former employees of Parent under the Employee Benefit Plans. Also after the Closing Date, Parent shall, and shall cause its Affiliates to, cooperate with Shivers on an ongoing basis as may be necessary to facilitate determinations of eligibility for, and payments of benefits to, the Transferred Employees under the applicable Shivers benefit plans.
          (g) Parent acknowledges and agrees that all provisions contained in this Section 5.12 with respect to the Transferred Employees are included for the sole benefit of Parent, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees, former employees, any participant in any employee benefit plan, or any dependent or beneficiary thereof, or (ii) to continued employment with Shivers, Shivers LLC, SplitCo, SplitCo Sub or any of their respective Affiliates.

          Section 5.13 Ancillary Agreements. Each of Parent and Shivers agree (i) to execute or cause the applicable of their respective Subsidiaries to execute, concurrently with the Closing, each of the Ancillary Agreements to which it is to be a party in accordance herewith and (ii) to negotiate in good faith the Call Center Sublease.
          Section 5.14 Inter-Company Accounts. At the Closing, except as otherwise provided on Schedule 5.14 to the Parent Disclosure Schedule, all inter-company accounts and notes between (i) SplitCo Sub, the Business or any System, on the one hand, and (ii) any Parent Party, on the other hand, shall be cancelled.
          Section 5.15 Delivery of Organizational Documents. As soon as practicable following the formation of SplitCo and SplitCo Sub, Parent shall deliver to Shivers true, correct and complete copies of the certificate of incorporation and bylaws, or other comparable organizational and governing documents of SplitCo and SplitCo Sub.
          Section 5.16 Acknowledgement as to Shivers Parent Shares. Shivers and Shivers LLC each acknowledge on behalf of itself and its Affiliates that (x)(i) Parent may be, and Shivers and Shivers LLC is proceeding on the assumption that Parent is, in possession of material, non-public information concerning Parent, its financial condition, results of operations, businesses, properties, assets, liabilities, management, projections, appraisals, and plans, proposals and prospects (the “Information,” which term as used in this Section 5.16 excludes any such information to the extent relating to the Business); (ii) the Information is not or may not be known to Shivers or Shivers LLC and that Parent may not have disclosed the Information to Shivers or Shivers LLC; (iii) if Shivers or Shivers LLC were in possession of some or all of the Information, Shivers or Shivers LLC might not be willing to exchange the Shivers Parent Shares or might have a materially different view of the benefits of the transactions contemplated hereby; and (iv) except as otherwise expressly provided in this Agreement, Parent shall have no obligation to disclose any of the Information to Shivers or Shivers LLC in connection with the transactions contemplated hereby; and (y) except as otherwise expressly provided in this Agreement, (i) none of Parent, its Affiliates or any of their respective directors, officers, employees, or representatives has made, and Shivers and Shivers LLC disclaim the existence of or their reliance on, any representation or warranty made by any of them (whether expressed or implied) of any kind or character concerning Parent or the present or future value of the equity securities of Parent, and (ii) Shivers and Shivers LLC are not relying on any disclosure or non-disclosure made or not made with respect to Parent or such present or future equity value, or the completeness thereof, in connection with or arising out of the sale of the Shivers Parent Shares. Shivers and Shivers LLC each agree that Parent shall not have any liability, and each of Shivers and Shivers LLC, on their own behalf and on behalf of their respective Affiliates and their respective successors and assigns, irrevocably waives, renounces and releases any and all claims of any nature whatsoever Shivers or Shivers LLC may have or acquire against Parent, its directors, officers, employees, representatives, or any of their respective Affiliates and their respective heirs, successors and assigns, relating to, arising under or in connection with the Transactions, whether under applicable securities law or otherwise, based on Parent’s knowledge, possession or nondisclosure to Shivers or Shivers LLC of the Information. If any such claim may exist, Shivers and Shivers LLC, recognizing its disclaimer of reliance and Parent’s reliance on such disclaimer as a condition to entering into the Transactions, covenants and agrees not to assert it against Parent or any of Parent’s respective representatives, agents or Affiliates.
          Section 5.17 Use of Names and Logos. For a period of 120 days after the Closing Date, Shivers and SplitCo Sub shall be entitled to use the trademarks, trade names, service marks, service names, logos and similar proprietary rights of Parent to the extent incorporated in or on the Business Assets contributed to SplitCo Sub at the Closing Date; provided that Shivers shall exercise reasonable efforts to remove all such names, marks, logos and similar proprietary rights of Parent from such Business Assets as soon as practicable following the Closing Date. Parent shall retain all rights, and, except as expressly set forth above, none of Shivers, Shivers LLC or SplitCo Sub shall have any rights, to the proprietary rights set forth above.
          Section 5.18 Noncompete/Nonsolicitation.
          (a) For a period of three years from the Closing Date (the “Term”), without the prior written consent of Shivers, none of Parent or any of its Subsidiaries will, directly or indirectly, own, manage, operate, control, or engage in the business of providing multi-channel video programming services (including operating a cable television system), Internet access services, or data and local exchange telephony services, including VoIP services (each, a “Competing Business”) within the area currently serviced by the Systems (the “Systems Territory”). The foregoing restrictions shall not be deemed to preclude Parent or any of its Subsidiaries from the following: (i) acquiring or holding a non-managerial passive investment in an entity engaging in a Competing Business in the Systems Territory (a “Competing Systems Entity”), provided that such non-managerial passive investment does not constitute more than five percent (5.0%) of the total equity interests of any class of such Competing Systems Entity, and further provided that neither Parent, nor any of its Subsidiaries presently holds any such interest in a Competing Systems Entity; (ii) acquiring a Controlling Interest in a company or business having not more than twenty percent (20%) of its gross revenue in its last fiscal year attributable to a Competing Business in the Systems Territory; or (iii) engaging or entering into in a joint venture or other business arrangement, organization or entity with a Competing Systems Entity, provided that the joint venture or other business arrangement, organization or entity does not engage in a Competing Business within the Systems Territory. Notwithstanding the foregoing, the prohibitions in this Section 5.18(a) shall not apply to any unrelated Person (or its Affiliates) that acquires Parent.
          (b) For the Term, without the prior written consent of Parent, none of Shivers or any of its Subsidiaries will, directly or indirectly, own, manage, operate, join, control, or engage in a Competing Business within the area currently serviced by Parent or any of its Subsidiaries (other than the Systems covered by the Franchises) (the “Parent Territory”). The foregoing restrictions shall not be deemed to preclude Shivers or any of its Subsidiaries from the following: (i) acquiring or holding a non-managerial passive investment in an entity engaging in a Competing Business in the Parent Territory (a “Competing Entity”), provided that such non-managerial passive investment does not constitute more than five percent (5.0%) of the total equity interests of any class of such Competing Entity, and further provided that neither Shivers, nor any of its Subsidiaries presently holds any such interest in a Competing Entity; (ii) acquiring a Controlling Interest in a company or business having not more than twenty percent (20%) of its gross revenue in its last fiscal year attributable to a Competing Business in the Parent Territory; or (iii) engaging or entering into in a joint venture or other business arrangement, organization or entity with a Competing Entity, provided that the joint venture or other business arrangement, organization or entity does not engage in a Competing Business within the Parent Territory. Notwithstanding the foregoing, the prohibitions in this Section 5.18(b) shall not apply to any unrelated Person (or its Affiliates) that acquires Shivers or SplitCo Sub.
          (c) The parties acknowledge and agree that:
               (i) The restrictions contained in this Section 5.18 are necessary for the protection of legitimate business interests of Shivers and Parent, as applicable, and that the scope of the restrictions in time, geography, and types and limits of activities is, in each case, reasonable.
               (ii) Parent or Shivers, as applicable, would not have an adequate remedy at law if Shivers or Parent, or any of their respective Subsidiaries breaches the provisions of this Section 5.18. Accordingly, Parent and SplitCo Sub shall be entitled upon application to any court of competent jurisdiction to seek an injunction prohibiting any violations of the provisions of this Section 5.18, in addition to, and not in lieu of, any other rights or remedies to which such party may be entitled at law or in equity. The party breaching (or purporting to breach) the provisions of this Section 5.18 hereby waives and covenants not to assert in any action or proceeding, any claim or defense that there exists an adequate remedy at law for its breach of the provisions of this Section 5.18.
               (iii) If any the provisions of Section 5.18(a) or 5.18(b) is found by any court of competent jurisdiction to be too broad in scope, whether as to activities restricted, the time period of such restrictions or the geographic areas in which such activities are restricted, the provisions of this Section 5.18 shall nevertheless remain effective, but shall be deemed amended to the extent considered by such court to be reasonable, and shall be fully enforceable as so amended.
          (d) During the Term, Parent and Shivers shall not, and shall cause each of their respective Subsidiaries not to, directly or indirectly, solicit the employment of any employee of the other or of its Subsidiaries without the other’s prior written consent; provided, however, that the foregoing provisions shall not apply to (i) a general advertisement or solicitation program that is not specifically targeted at such persons or (ii) the solicitation of any employee after such time that such employee’s employment has been terminated.
          Section 5.19 Parent Agreements. Shivers, Shivers LLC and Parent Parties agree that, effective upon the Closing, except as otherwise specifically provided for herein or in any agreement, document or instrument entered into in connection with the Transaction, any agreements, rights and obligations that Shivers, Shivers LLC or any of their respective Affiliates has or has had that relate to such Person’s ownership of capital stock of Parent, including the right to nominate Persons to the Board of Directors of Parent, any registration rights with respect to the capital stock of Parent, or similar rights, shall be terminated and be of no further force or effect.

          Section 5.20 Substitute Systems. If prior to the Closing all or a portion of the Systems shall have been damaged to the extent that the Systems would be deemed to have suffered a Business Material Adverse Effect, which is unlikely to have been remedied or cease to exist by the Termination Date, Parent shall use its reasonable efforts and act in good faith to propose to Shivers cable television systems currently owned and operated by Parent of equivalent value to the Systems (as reasonably determined by agreement of Parent and Shivers), and Shivers and Shivers LLC shall use their reasonable efforts and act in good faith to agree with Parent to substitute the Systems with such cable television systems identified by Parent and reasonably acceptable to Shivers and to amend and modify this Agreement to the extent necessary to provide for such substitution.
          Section 5.21 Reasonable Efforts. Each of the parties hereto shall use its reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be reasonably required to consummate the Transactions.
          Section 5.22 Phase I Environmental Site Assessment. Prior to the Closing, Shivers may obtain, at its sole expense, Phase I Environmental Reports (prepared in accordance with ASTM standards) for the Real Property listed on Schedule 3.8 of the Parent Disclosure Schedule, certified to Shivers and prepared by independent consultants approved by Shivers (“Real Property Phase I Reports”); provided, however, that with respect to any leased Real Property listed on Schedule 3.8 of the Parent Disclosure Schedule the lease for which requires the consent or cooperation of the landlord of such Real Property to conduct any such Phase I Environmental Report, Shivers’ right to obtain such Real Property Phase I Report shall be expressly conditioned upon and subject to the consent and cooperation of the landlord of such Real Property. Subject to the immediately preceding sentence, Parent Parties shall reasonably cooperate with Shivers and Shivers’ representatives in obtaining the Real Property Phase I Reports. Upon Shivers’ review of the Real Property Phase I Reports, Shivers shall notify Parent in writing of any matters set forth therein to which Shivers reasonably and in good faith determines presents a material risk of significant environmental liability to Shivers or SplitCo Sub or their Affiliates, or prevents Shivers or SplitCo Sub or their Affiliates from qualifying for exemptions from environmental liability based upon a pre-purchase investigation (the “Environmental Objections”). Upon receipt of such written notice from Shivers, Parent may, in its sole and absolute discretion, elect to cure prior to Closing, at its sole expense, all of the Environmental Objections, to the reasonable satisfaction of Shivers either by (i) the remediation/repair of such Environmental Objections, (ii) the procurement of insurance endorsements for the benefit of Shivers and SplitCo Sub and their Affiliates providing full and complete coverage against loss or damage as a result of such Environmental Objections, (iii) relocating the portion of the Business conducted on the affected Real Property to an alternate location, and substituting on Schedule 3.8(a) of the Parent Disclosure Schedule such alternate property for the affected Real Property, or (iv) providing alternative arrangements, reasonably satisfactory to Shivers, providing Shivers and SplitCo Sub the full economic and operational benefit expected from the ownership or use of the affected Real Property without any of the risk associated with or relating to such Environmental Objections (collectively, the “Remedial Actions”).

          Section 5.23 Director and Officer Indemnification and Insurance Policy. From the date hereof until the Closing, Parent shall not take any action to amend, modify or change its Certificate of Incorporation or Bylaws as in effect on the date hereof in a way that would adversely affect the indemnification rights of any Affiliate, officer or director of Shivers that serves on the Board of Directors of Parent prior to Closing. To the extent permitted by the terms of Parent’s directors’ and officers’ liability insurance policy in effect on the date hereof, Parent shall use reasonable efforts to maintain in effect for not less than three (3) years after the Closing Date coverage under such policy in respect of acts or omissions occurring prior to the Closing Date with respect to each of those Affiliates, officers and directors of Shivers that served on the Board of Directors of Parent immediately prior to the Closing.
ARTICLE VI
TAX MATTERS; TAX INDEMNITY
          Section 6.1 Shivers’ Tax Payment Indemnity. Shivers and Shivers LLC hereby jointly and severally indemnify Parent and its Affiliates and agree to hold them harmless, from any and all (a) Taxes that relate solely to or result solely from any liability for Taxes imposed on or with respect to the Business or the Business Assets for any Tax period (or any portion thereof) beginning after the Closing on the Closing Date, (b) Transfer Taxes allocated to Shivers pursuant to Section 6.3, (c) any Taxes for which Parent and its Affiliates would not be liable but for a failure of the representations set forth in Section 4.7 (other than the representations set forth in Section 4.7(g)) or incorporated therein to be true and correct when made and (d) reasonable out of pocket legal, accounting and other advisory and court fees incurred in connection with the items described in clauses (a), (b) and (c).
          Section 6.2 Parent Tax Payment Indemnity. Parent hereby indemnifies Shivers and its Affiliates against and agrees to hold them harmless, from any and all (a) Taxes that relate solely to or result solely from any liability for Taxes imposed on or with respect to the Business or the Business Assets for any Tax period (or any portion thereof) ending on or before the Closing on the Closing Date, (b) Transfer Taxes allocated to Parent pursuant to Section 6.3, (c) any Taxes for which Shivers and its Affiliates would not be liable but for a failure of the representations set forth in Section 3.20 (other than the representations set forth in Sections 3.20(a) and (f)) or incorporated therein to be true and correct when made, (d) liabilities of SplitCo or SplitCo Sub (each a “Transferred Subsidiary”) for Taxes of any Person (other than any of the Transferred Subsidiaries) pursuant to Treasury Regulations Section 1.1502-6 as a result of such Transferred Subsidiary being, or having been, before the Closing Date, a member of an affiliated group for U.S. federal income tax purposes, and (e) reasonable out of pocket legal, accounting and other advisory and court fees incurred in connection with the items described in clauses (a), (b), (c) and (d).
          Section 6.3 Transfer Taxes. All sales, transfer, filing, recordation, registration and similar Taxes and fees (“Transfer Taxes”) arising from or associated with the Transactions, whether levied on SplitCo, SplitCo Sub, Parent or their respective Affiliates, shall be allocated one-half to Shivers and one-half to Parent. The party with primary responsibility under applicable Law for the payment of any particular Transfer Tax shall prepare and file the relevant Tax Return and notify the other party in writing of the Transfer Taxes shown on such Tax

Return. Such other party shall pay an amount equal to one-half of the amount of such Transfer Taxes shown on such Tax Return in immediately available funds no later than the date that is the later of (a) five Business Days after the date of such notice or (b) two Business Days prior to the due date for such Transfer Taxes.
          Section 6.4 Tax Claim Notices. Each party hereto shall promptly notify the other parties of the commencement of any demand, claim, audit, examination, action, investigation, suit, proceeding or other proposed change or adjustment by any Taxing Authority concerning any Tax, or any other adjustment or claim, which could reasonably give rise to an indemnification liability or indemnification payment of the other parties pursuant to this Article VI (each, a “Tax Claim”); provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except, and only to the extent that, the indemnifying party shall have been actually prejudiced as a result of such failure. Thereafter, the indemnified party shall deliver to the indemnifying party such additional information with respect to such Tax Claim in its possession that the indemnifying party may reasonably request.
          Section 6.5 Indemnification Procedures. In the case of a Tax Claim, the indemnifying party shall be entitled to (a) exercise full control of the defense, compromise or settlement of any Tax Claim and (b) employ counsel of its choice at its expense. The indemnified party shall cooperate with the indemnifying party in any manner that the indemnifying party reasonably may request in connection with the defense, compromise or settlement thereof. The indemnifying party shall (i) keep the indemnified party reasonably informed and consult in good faith with the indemnified party with respect to any issue relating to such Tax Claim; (ii) provide the indemnified party with copies of all correspondence, notices and other written materials received from any Taxing Authorities and shall otherwise keep the indemnified party advised of significant developments in the audit or dispute and of significant communications involving representatives of the Taxing Authorities; and (iii) provide the indemnified party with a copy of any written submission to be sent to a Taxing Authority prior to the submission thereof and shall give good faith consideration to any comments or suggested revisions that the indemnified party may have with respect thereto.
          Section 6.6 Payments. No indemnification payments made pursuant to this Agreement shall be adjusted to take account of any Tax cost to the indemnified party or any of its Affiliates arising from the receipt of the indemnity payment. The Taxes for which indemnity is required, and the calculation of any indemnity payment to be made, pursuant to Sections 6.1(c) and 6.2(c) shall be determined: (a) without regard to whether any actual increase (or the full amount of such increase) in Tax will in fact be realized with respect to the Tax Return on which such indemnified item is reflected as a result of losses, credits or other offsets against Tax; (b) based on, in the case of any Income Tax, the highest marginal Tax rate, or in the case of any other Tax, the highest Tax rate, in each case applicable to such indemnified item with respect to the taxable period in which such item occurs; and (c) by taking into account any actual increase in Tax comprising interest or penalties.
          Section 6.7 Mutual Covenants for IRS Reporting.
          (a) Unless otherwise required by Law, and provided that the representations and warranties made by Shivers and Shivers LLC are true and correct in all material respects,

Parent plans and intends, for U.S. federal income tax purposes, to (a) report the Parent Restructuring and the Exchange as Tax-Free on any Tax Returns that it is required to file, and (b) file the appropriate information and statements, as required by Treasury Regulations Section 1.355-5(a) and 1.368-3, with the IRS. Parent will retain the appropriate information relating to the Exchange as described in Treasury Regulations Sections 1.355-5(d) and 1.368-3(d).
          (b) Unless otherwise required by Law, and provided that the representations and warranties made by Parent are true and correct in all material respects, Shivers and Shivers LLC plan and intend, for U.S. federal income tax purposes, to (a) report the Exchange as Tax-Free on any Tax Returns that they are required to file, and (b) file the appropriate information and statements, as required by Treasury Regulations Sections 1.355-5(b), with the IRS. Shivers and Shivers LLC will retain the appropriate information relating to the Exchange as described in Treasury Regulations Section 1.355-5(d).
ARTICLE VII
CONDITIONS TO CLOSING
          Section 7.1 Mutual Conditions. The respective obligations of each party hereto to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or, if legally permitted, waiver by each party at or prior to the Closing of the following conditions:
          (a) No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (each a “Restraint”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Transactions.
          (b) Any waiting period (and any extension thereof) under the HSR Act applicable to the Exchange shall have expired or been terminated.
          (c) The Consents of the Franchising Authorities whose Franchises cover 90% of the total number of Basic Subscribers (based upon the information set forth on Schedule 3.13(a)(i) to the Parent Disclosure Schedule) to the transfer of control of the Franchises in connection with the Transactions shall have been obtained, it being understood that nothing in this Section 7.1(c) shall affect Parent’s obligations under Section 2.5 hereof.
          (d) Each of the Consents listed on Schedule 7.1(d) shall have been obtained and be in full force and effect (it being understood that nothing in this Section 7.1(d) shall affect Parent’s obligations under Section 2.5 hereof); provided that to the extent any of the Consents listed on Schedule 7.1(d) shall not have been obtained at such time that all other conditions (other than those that can only be satisfied at Closing) have been satisfied or waived, such Consent will be deemed obtained, and this condition shall be deemed satisfied with respect to such Consent, if other arrangements are made that permit SplitCo Sub to continue to conduct, in substantially the same manner, at substantially the same cost and on the same or reasonably acceptable substitute premises, those aspects of the Business that were conducted by the Parent Parties on the premises that is the subject of the Business Contract that required such Consent;

          (e) Prior to or at the Closing, the Parent Restructuring shall have been completed.
          (f) Each of the Ancillary Agreements shall have been executed and delivered by each of the parties thereto and each such Ancillary Agreement shall be in full force and effect.
          (g) There shall not have occurred any Business Material Adverse Effect that is continuing resulting from any of the events described in the last proviso of Section 5.2(n) affecting the Systems; provided that, this condition shall be deemed satisfied if the parties hereto agree to substitute for all or any portion of the Systems that has suffered a Business Material Adverse Effect other cable television systems currently owned and operated by Parent having equivalent value.
          (h) As of Closing, the aggregate number of the Systems’ Revenue Generating Units shall be no fewer than 45,000.
          (i) No action or proceeding before any court or Governmental Authority is pending where a judgment, decree or order in favor of the plaintiffs would reasonably be expected to prevent the consummation of the Transactions, cause any of the Transactions to be declared unlawful or rescinded, or is reasonably likely to subject Parent, Shivers, SplitCo, SplitCo Sub or any of their Affiliates to a material fine, judgment or penalty in connection with or as a result of the consummation of the Transactions; provided that the failure of this condition to be satisfied will not, under any circumstances, constitute a breach of any representation or warranty of any party under this Agreement.
          Section 7.2 Conditions to Shivers’ Obligations. The obligation of Shivers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Shivers prior to or at the Closing of each of the following conditions:
          (a) Except as set forth in the following sentence, the representations and warranties of Parent set forth in Article III of this Agreement (other than Section 3.20(f)) or in any agreement or certificate delivered pursuant to the provisions hereof or in connection with the Transactions shall be true and correct, disregarding all qualifiers and exceptions relating to materiality or Business Material Adverse Effect as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall have been true and correct, disregarding all qualifiers and exceptions relating to materiality or Business Material Adverse Effect, as of such earlier date), except for (A) changes expressly contemplated by this Agreement, or permitted under Section 5.2, or (B) where such failures to be true and correct, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Business Material Adverse Effect or Parent Material Adverse Effect. The representations and warranties of Parent contained in Section 3.2 (other than the penultimate sentence of Section 3.2(c)), Sections 3.20(b), 3.20(c), 3.20(d) and 3.20(e) and the Parent Tax Opinion Representations shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time. Shivers shall have received a certificate dated as of the Closing Date signed on behalf of Parent by an appropriate officer of Parent to such effect.

          (b) Parent shall have performed in all material respects each obligation and agreement to be performed by it, and shall have complied in all material respects with each covenant required by this Agreement to be complied with by it at or prior to the Closing, and Shivers shall have received a certificate dated as of the Closing Date, signed on behalf of Parent by an appropriate officer of Parent to such effect.
          (c) Prior to or at the Closing, Parent shall have delivered to Shivers or Mayer Brown LLP, as applicable, the items to be delivered pursuant to Section 2.3.
          (d) There shall not have occurred, between the date hereof and the Closing, (i) any change in applicable Tax Laws or (ii) any material change in the relevant facts or circumstances relating to the Transactions (other than changes in facts and circumstances under the control of Shivers), including the facts and statements in the Parent Tax Opinion Representations and the Shivers Tax Opinion Representations, which, either individually or collectively, would reasonably be determined to render the firm delivering the Shivers Tax Opinion unable to deliver to Shivers an opinion to the effect that the Exchange should be Tax-Free to Shivers LLC.
          (e) There shall not have occurred any event or series of events that has had and is continuing to have a Business Material Adverse Effect provided that, this condition shall be deemed satisfied if the parties hereto agree to substitute for all or any portion of the Systems that has suffered a Business Material Adverse Effect other cable television systems currently owned and operated by Parent having equivalent value.
          (f) There shall be available to SplitCo or SplitCo Sub for distribution on the Systems following the Closing, either through membership in the National Cable Television Cooperative, Inc., directly through the applicable programmers under standard terms (including rate card pricing), or other reasonable means, access to at least ninety-five percent (95%) of the top 25 rated satellite-delivered programming services as published by CableFax Daily on September 5, 2008, and at least ninety percent (90%) of the remaining satellite-delivered programming services offered on the Expanded Basic Service tier available to subscribers in the Hendersonville City System on the date hereof.
          (g) For each of the Business Contracts listed on Schedule 7.2(g), either Consent to transfer such Business Contract to Shivers or SplitCo Sub shall have been obtained and be in full force and effect, or a new Utility Pole Attachment Agreement or Cooperative Pole Attachment Agreement, as applicable, with each of the Utilities and Cooperatives shall have been entered into and be in full force and effect, or an alternative arrangement contemplated by Section 5.4(e) shall have been made available.
          Section 7.3 Conditions to Parent’s Obligations. The obligations of Parent to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Parent at or prior to the Closing of the following conditions:
          (a) Except as set forth in the following sentence, the representations and warranties of Shivers and Shivers LLC set forth in Article IV of this Agreement (other than Section 4.7(g)) or in any agreement or certificate delivered pursuant to the provisions hereof or in connection with the Transactions shall be true and correct, disregarding all qualifiers and exceptions relating to materiality or Shivers Material Adverse Effect, as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall have been true and correct, disregarding all qualifiers and exceptions relating to materiality or Shivers Material Adverse Effect, as of such earlier date) except where such failures to be true and correct individually or in the aggregate, have not resulted in and would not result in a Shivers Material Adverse Effect. The representations and warranties of Shivers and Shivers LLC contained in Sections 4.2, 4.7(a), 4.7(b), 4.7(c), 4.7(d), 4.7(e) and 4.7(f) and the Shivers Tax Opinion Representations shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Parent shall have received a certificate, dated as of the Closing Date, signed on behalf of Shivers by an appropriate officer of Shivers to such effect.
          (b) Each of Shivers and Shivers LLC shall have performed in all material respects each obligation and agreement to be performed by it, and shall have complied in all material respects with each covenant required by this Agreement to be complied with by it at or prior to the Closing, and Parent shall have received a certificate, dated the Closing Date, signed on behalf of Shivers by an appropriate officer of Shivers to such effect.
          (c) Prior to or at the Closing, Shivers and Shivers LLC shall have delivered to Parent or Mayer Brown LLP the items to be delivered pursuant to Section 2.4.
          (d) There shall not have occurred any change, event, occurrence or disruption in, or effect on, the financial, banking or capital markets generally or general economic conditions, which, together with the consummation of the Transaction, would, in the judgment of Parent, reasonably be expected to materially impair or materially worsen Parent’s operations, financial condition or liquidity.
          (e) Neither Parent nor any of its Subsidiaries shall have received any notice of breach or default (current or prospective), or any threat or claim of breach or default, with respect to any credit facility (including the Credit Agreement, dated as of October 21, 2004, as heretofore or hereafter amended, among certain Subsidiaries of Parent, the lenders thereto and JPMorgan Chase Bank, as administrative agent for the lenders, or any replacement, or the Credit Agreement, dated as of December 16, 2004, as heretofore or hereafter amended, among certain Subsidiaries of Parent, the lenders thereto and JPMorgan Chase Bank, as administrative agent for the lenders, or any replacement), indenture or other material instrument evidencing Indebtedness of Parent to which Parent or any of its Subsidiaries is currently a party or is bound; provided that Parent will not be entitled to assert the failure of this condition to be satisfied as a basis for asserting that Parent is not obligated to consummate the Transactions if, between the date hereof and the Closing, Parent enters into a material extraordinary transaction outside the ordinary course of business that would, at the time such transaction is entered into, reasonably be expected to cause the failure of this condition to be satisfied; provided, further that the failure of this condition to be satisfied will not, under any circumstances, constitute a breach of any representation or warranty of Parent under this Agreement.

          (f) To the extent that after the date hereof Parent or its Subsidiaries have sought to drawdown funds from the unused capacity under existing credit facilities, or Parent has otherwise requested that the lenders under such credit facilities affirm or acknowledge their obligation to satisfy their commitments thereunder, then, in the case of any such drawdown, at least 80% of each such drawdown shall have been funded by one or more of the lenders or, in the case of any such request, one or more lenders under the relevant credit facilities shall have confirmed their commitments to fund at least 80% of such available borrowing capacity under such credit facilities.
          (g) After giving effect to the borrowing under Parent’s then-existing credit facilities of 100% of the Estimated Cash Amount, Parent and its Subsidiaries will have available borrowing capacity under such credit facilities of not less than $200,000,000 (the “Cushion Amount”); provided, that Parent will not be entitled to assert the failure of this condition to be satisfied as a basis for asserting that Parent is not obligated to consummate the Transactions if, between the date hereof and the Closing Date, (i) Parent enters into a material extraordinary transaction outside the ordinary course of business that would, at the time such transaction is entered into, reasonably be expected to cause the failure of this condition to be satisfied, or (ii) Parent has made drawings under its existing credit facilities (net of any repayment of outstanding borrowings under its credit facilities), to fund the purchase price of significant acquisitions of assets, payment of dividends or to fund other extraordinary corporate transactions aggregating in excess of $200,000,000.
          Section 7.4 Frustration of Closing Conditions. Neither Parent, nor Shivers or Shivers LLC may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to perform in all material respects its obligations under this Agreement.
ARTICLE VIII
TERMINATION
          Section 8.1 Termination. This Agreement may be terminated at any time prior to the consummation of the Closing under the following circumstances:
          (a) by mutual written consent of Parent and Shivers;
          (b) by either Shivers or Parent upon written notice to the other:
               (i) if the Closing shall not have been consummated on or before the Termination Date; provided, however, the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to a party hereto if the failure of the Closing to have occurred on or before the Termination Date was primarily due to the failure of such party to perform any of its obligations under this Agreement; or
               (ii) if any Restraint having the effect set forth in Section 7.1(a) shall be in effect and shall have become final and nonappealable; or

          (c) by Shivers upon written notice to Parent if the condition to the Closing set forth in Section 7.1(i) or any of the conditions to the Closing set forth in Section 7.2 shall have become incapable of fulfillment by the Termination Date; provided that, at the time of delivery of such notice, Shivers shall not be in material breach of its obligations under this Agreement; or
          (d) by Parent upon written notice to Shivers and Shivers LLC if the condition to the Closing set forth in Section 7.1(i) or any of the conditions to the Closing set forth in Section 7.3 shall have become incapable of fulfillment by the Termination Date; provided that, at the time of delivery of such notice, Parent shall not be in material breach of its obligations under the Agreement.
          (e) by Parent, upon written notice to Shivers and Shivers LLC, if Shivers notifies Parent of any Environmental Objections pursuant to Section 5.22 and Parent elects, in its absolute and sole discretion, not to take any of the Remedial Actions with respect to such Environmental Objections; provided that such notice of termination shall be considered withdrawn, void and of no force or effect if within ten (10) days from the effective date of such notice of termination, Shivers notifies Parent that either (x) it withdraws the Environmental Objections or (y) the affected Real Property should be excluded from the Business Assets; provided, further, however that if Shivers makes the election under clause (y) of this Section 8.1(e), then effective upon such notice, the affected Real Property shall be considered an Excluded Asset and the absence of such affected Real Property from the Business Assets, and the absence of any operations of the Business conducted on such affected Real Property, prior to the Closing shall not in any way form the basis of any claim by Shivers or Shivers LLC (1) for breach of any of Parent’s representations or warranties under this Agreement or any agreement, document or instrument delivered in connection with this Agreement, (2) for breach of any covenant, obligation or agreement of any Parent Party under this Agreement or any agreement, document or instrument delivered in connection with this Agreement, (3) that the conditions to the Closing set forth in Article VII hereto have not been satisfied, or (4) for indemnification under Articles VI and Article IX hereto.
          Section 8.2 Effect of Termination. If this Agreement is terminated by Parent or Shivers pursuant to Section 8.1, then this Agreement shall become void and have no effect with no liability or obligation on the part of Parent or Shivers, except to the extent that such termination results from the willful or intentional breach by a party of this Agreement; provided, however, that the obligations of the parties set forth in this Section 8.2 and Sections 5.3(a), (b) and (c) (Shivers Parent Shares), 5.5 (Standstill), 5.6 (Public Announcement), 5.7 (Confidentiality), 5.11 (Fees and Expenses) and Article X, each of which shall survive such termination pursuant to its terms.
ARTICLE IX
SURVIVAL; INDEMNIFICATION
          Section 9.1 Survival. All of the representations and warranties contained in this Agreement shall survive the Closing until the date that is 18 months from the Closing Date; provided, however, that (a) the representations and warranties of Parent set forth in Sections 3.1 (Organization and Qualifications), 3.2(a) and (b) (SplitCo), 3.3 (Authority; No Conflicts), 3.20

(Tax Matters), 3.22 (Brokers and Other Advisors), and the first sentence of Section 3.11 (Sufficiency and Title to Business Assets) shall survive indefinitely, and (b) the representations and warranties of Shivers and Shivers LLC set forth in Sections 4.1 (Organization and Qualification), 4.2 (Shivers Parent Shares), 4.3 (Authority; No Conflicts), 4.7 (Tax Matters), and 4.8 (Brokers and Other Advisors) shall survive indefinitely. The covenants and agreements of each party contained in this Agreement shall survive the Closing for the period specified therein, and if not specified, indefinitely.
          Section 9.2 Indemnification by Parent.
          (a) Subject to the limitations set forth in Sections 9.1 and 9.2(b), subsequent to the Closing, Parent shall indemnify, defend and hold harmless Shivers and Shivers LLC and their respective Subsidiaries and Affiliates, and their respective officers, directors, employees, agents and representatives (collectively, the “Shivers Indemnified Parties”), against and in respect of any and all Losses, without duplication, resulting from or arising out of:
               (i) the failure of any of the representations or warranties made by Parent in Article III (other than the representations made in Section 3.20, which are covered in Article VI) to be true and correct when made or deemed made;
               (ii) the breach of any covenant or other agreement made or to be performed by Parent Parties under this Agreement;
               (iii) the failure of Parent to perform and discharge any of the Excluded Liabilities;
               (iv) the operations of the Business, the Business Assets, the Systems, SplitCo Sub or SplitCo prior to Closing, including without limitation, under the Contracts, Franchises and Permits contributed to SplitCo Sub (other than Assumed Liabilities); and
               (v) claims by any Transferred Employee that is terminated by SplitCo Sub within ninety (90) days of the Closing Date for severance amounts payable under any Employee Benefit Plan maintained or contributed to by Parent or any of its Affiliates prior to the Closing Date.
          (b) Notwithstanding any other provision of this Agreement to the contrary, Parent shall not be required to indemnify and hold harmless any Shivers Indemnified Party pursuant to Section 9.2(a)(i) unless such Shivers Indemnified Party has asserted a claim with respect to such matters within the applicable survival period set forth in Section 9.1. No indemnification by Parent shall be due and payable under Section 9.2(a)(i) (with respect to Basket Breaches) until the aggregate amount of the Shivers Indemnified Parties’ Losses relating to those provisions exceeds $250,000 (the “Basket Amount”), and then only to the extent of such Losses in excess of such amount; provided, however, that the cumulative indemnification obligation of Parent for all such Losses shall in no event exceed $7,500,000 (the “Maximum Amount”). The limitation on indemnification set forth in this Section 9.2(b) shall not be applicable to any (x) Basket Exception Breach (and the Shivers Indemnified Parties will be entitled to indemnification with respect to any Basket Exception Breach without regard to the Basket Amount or the Maximum Amount), (y) any claim under clauses (ii)-(v) of Section 9.2(a), and (z) any claim based upon fraud or knowing misrepresentation. The provisions of Section 9.2(a) and this Section 9.2(b) will not be applicable to any of the matters for which indemnification is provided in Article VI, and, for the avoidance of doubt, the provisions of Article VI shall provide the exclusive remedy for any Taxes or Losses arising out of the failure of the Transactions to be Tax-Free. Notwithstanding any other provision of this Agreement to the contrary, Parent shall not be required to indemnify, defend or hold harmless any Shivers Indemnified Party against or reimburse a Shivers Indemnified Party for any Losses pursuant to Section 9.2(a), to the extent that such indemnification would represent a duplication of recovery by the Shivers Indemnified Parties (including to the extent that the cost or benefit related to such Loss was reflected in any adjustment to the Cash Amount contemplated by this Agreement).
          (c) Parent shall continue to indemnify, defend and hold harmless following the Closing, to the fullest extent provided under Parent’s Certificate of Incorporation or Bylaws or as permitted by applicable Law, any officer, director, employee or Affiliate of Shivers or Shivers LLC that, immediately prior to the Closing, served as an officer or director of Parent, against and in respect of any and all Losses resulting from or arising out of any and all actions, suits, proceedings, claims, or demands brought against such Person in their capacity as an officer or director of Parent by a stockholder of Parent (other than Shivers, Shivers LLC and their respective Affiliates), or brought on behalf of Parent, challenging the Transactions; provided, however, that no such indemnified Person shall be entitled to indemnification pursuant to this provision to the extent such action, suit, proceeding, claim or demand arises out of or relates to actions taken, or failed to be taken, by any Shivers Indemnified Person in violation of this Agreement.
          Section 9.3 Indemnification by Shivers.
          (a) Subject to the limitations set forth in Sections 9.1 and 9.3, subsequent to the Closing, Shivers and Shivers LLC shall, jointly and severally, indemnify, defend and hold harmless Parent and its respective Subsidiaries and Affiliates, and their respective officers, directors, employees, agents and representatives (collectively, the “Parent Indemnified Parties”), against and in respect of any and all Losses, without duplication, resulting from or arising out of:
               (i) the failure of any of the representations or warranties made in Article IV to be true and correct when made or deemed made (other than the representations made in Section 4.7, which are covered in Article VI);
               (ii) the breach of any covenant or other agreement on the part of Shivers under this Agreement;
               (iii) the failure of Shivers or any of its Subsidiaries to perform and discharge any of the Assumed Liabilities, and any legal, administrative or arbitration proceeding, suit or action of any nature with respect thereto; and
               (iv) any and all claims for Losses arising from Shivers’ or SplitCo Sub’s operation or ownership of the Business, the Business Assets, or the Systems after the Closing, including under the Contracts, Franchises and Permits contributed to SplitCo Sub that relate to events occurring after the Closing.

          (b) Notwithstanding any other provision to the contrary, Shivers and Shivers LLC shall not be required to indemnify and hold harmless any Parent Indemnified Party pursuant to Section 9.3(a)(i) unless such Parent Indemnified Party has asserted a claim with respect to such matters within the applicable survival period set forth in Section 9.1. The provisions of Section 9.3(a) and 9.3(b) will not be applicable to any of the matters for which indemnification is provided in Article VI, and, for the avoidance of doubt, the provisions of Article VI shall provide the exclusive remedy for any Taxes or Losses arising out of the failure of the Transactions to be Tax-Free.
          Section 9.4 Notification of Claims.
          (a) The party or parties seeking indemnification under Section 9.2 or 9.3 (the “Indemnified Party”) shall give the party from whom such indemnification is sought (the “Indemnifying Party”) prompt (which, in the case of any claim, investigation, administrative or arbitration proceeding, action, suit or proceeding (“Claims”) made or commenced by a third party for which indemnity is being sought, shall be no later than ten Business Days following receipt by the Indemnified Party of written notice of such third party Claim) notice of any Claim with respect to which such indemnification is sought; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except (x) to the extent the Indemnifying Party shall have been actually and materially prejudiced as a result of such failure and (y) the Indemnifying Party will not be liable for any expenses incurred by the Indemnified Party during the period in which the Indemnified Party failed to give such notice).
          (b) In the case of a third party Claim the Indemnified Party shall be entitled to exercise full control of the defense, compromise or settlement of any third party Claim unless the Indemnifying Party within a reasonable time after the giving of notice of such indemnity claim by the Indemnified Party shall: (i) notify such Indemnified Party in writing of the Indemnifying Party’s intention to assume the defense thereof and (ii) retain legal counsel reasonably satisfactory to such Indemnified Party to conduct the defense of such Claim, in which case the Indemnifying Party will be entitled to exercise full control of the defense, compromise or settlement of such third party Claim, except to the extent otherwise expressly provided herein.
          (c) If the Indemnifying Party so assumes the defense of any such Claim in accordance herewith, then such Indemnified Party shall cooperate with the Indemnifying Party in any manner that the Indemnifying Party reasonably may request in connection with the defense, compromise or settlement thereof. If the Indemnifying Party so assumes the defense of any such Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise or settlement thereof, but the fees and expenses of such counsel shall be the expense of such Indemnified Party unless (i) the Indemnifying Party has agreed to pay such fees and expenses, (ii) any relief other than the payment of money damages is sought against the Indemnified Party or (iii) such Indemnified Party shall have been advised in writing by its counsel that there may be one or more legal defenses available to it that are different from or additional to those available to the Indemnifying Party or that a conflict of interest between the Indemnifying Party and the Indemnified Party in the conduct of the defense of such Claim would reasonably be expected (in which case the Indemnifying Party shall not have the right to control the defense, compromise or settlement of such Claim on behalf of the Indemnified Party), and in any such case described in clauses (i), (ii) or (iii) the reasonable fees and expenses of one such separate counsel, and one local counsel, if necessary, shall be borne by the Indemnifying Party. No Indemnified Party shall settle or compromise or consent to entry of any judgment with respect to any such Claim for which it is entitled to indemnification hereunder without the prior consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed, unless the Indemnifying Party shall have failed, after reasonable notice thereof, to undertake control of such Claim in the manner provided above in this Section 9.4 to the extent the Indemnifying Party was entitled to do so pursuant to this Section 9.4. The Indemnifying Party shall not, without the consent of such Indemnified Party, settle or compromise or consent to entry of any judgment with respect to any such Claim (x) in which any relief other than the payment of money damages (which will be paid by the Indemnifying Party) is or may be sought against such Indemnified Party or (y) that does not include as an unconditional term thereof the giving by the claimant, party conducting such investigation, plaintiff or petitioner to such Indemnified Party of a release from all liability with respect to such Claim.
          (d) Nothing in this Article IX shall in any way restrict or limit the general obligation at law of an Indemnified Party to mitigate any Losses which it may suffer or incur by reason of a breach by an Indemnifying Party of any representation, warranty or failure to perform a covenant of the Indemnifying Party. If any Loss can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Party shall take all appropriate steps to enforce such recovery, settlement or payment to the extent it is reasonable to do so. Notwithstanding the foregoing or anything to the contrary in this Agreement, the amount of “Losses” for which any Person is entitled to indemnification hereunder (x) shall be reduced by any portion of such Losses for which such Person actually recovers against an insurance policy or against any third party other than pursuant to this Agreement, and (y) shall be increased by any increase in insurance premiums or other costs resulting from the compliance with this Section 9.4(d).
          Section 9.5 No Consequential Damages. No party hereto shall have any liability to the other party under any circumstances for special, indirect, consequential, punitive or exemplary damages of such other party, including lost profits or any damages based on any type of multiple. The parties hereto shall take and shall cause their respective Affiliates to take all reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.
          Section 9.6 Exclusive Remedies. Other than as set forth in Section 10.10, the parties hereto acknowledge and agree that, if the Closing occurs, the indemnification provisions of Article VI and this Article IX shall be the sole and exclusive remedies of the parties for any breach of the representations or warranties or nonperformance of any covenants and agreements of the parties contained in this Agreement, provided, however, that nothing contained in this Agreement shall relieve or limit the liability of either party from any liability or Losses arising out of or resulting from fraud in connection with the Transactions. No officer, director or employee of any Parent Party, Shivers or Shivers LLC shall be personally liable for the breach of any representation, warranty or covenant contained in this Agreement (or incorporated herein), any Ancillary Agreement or in any other agreement, document or instrument to be executed and delivered in connection with this Agreement, and nothing herein shall affect the right of any

Affiliate, officer or director of Shivers serving on the Board of Directors of Parent to be fully indemnified as a director or officer of Parent or any of its Affiliates or Subsidiaries to the maximum extent permitted by their respective Certificate of Incorporation or Bylaws or permitted by law.
          Section 9.7 Treatment of Indemnity Payments. Unless otherwise required by Law, indemnity payments made by one party to another party under this Agreement shall be treated for all Tax and financial accounting purposes as nontaxable payments (dividend distributions or capital contributions, as the case may be) made between Parent and SplitCo immediately prior to the Exchange.
ARTICLE X
MISCELLANEOUS
          Section 10.1 Amendment or Supplement. This Agreement may be amended or supplemented in any and all respects by written agreement of the parties.
          Section 10.2 Waiver. No failure by any party to this Agreement to insist upon the strict performance of any covenant, agreement, term or condition hereof or to exercise any right or remedy consequent upon a breach of such or any other covenant, agreement, term or condition will operate as a waiver of such or any other covenant, agreement, term or condition of this Agreement. Any party to this Agreement, by notice given in accordance with Section 10.8, may, but will not be under any obligation to, waive any of its rights or conditions to its obligations under this Agreement, or any duty, obligation or covenant of any other party hereto. No waiver will affect or alter the remainder of this Agreement and each and every covenant, agreement, term and condition hereof will continue in full force and effect with respect to any other then existing or subsequent breach. The rights and remedies provided by this Agreement are cumulative and the exercise of any one right or remedy by any party will not preclude or waive its right to exercise any or all other rights or remedies.
          Section 10.3 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Other than by operation of Law, no party hereto shall be permitted to assign its rights under this Agreement to any Person without the prior written consent of the other parties hereto. Nothing in this Agreement shall prevent any party hereto and its successors and permitted assigns from consolidating with or merging with or into or transferring, in one transaction or a series of related transactions, substantially all of its assets to, any Person or Persons; provided, however, that, except as otherwise specifically provided in this Agreement, the purchaser of substantially all of the assets of the party or its successor or permitted assign shall agree with the other parties hereto to be bound by all of the transferring party’s rights and obligations hereunder.
          Section 10.4 [Intentionally Omitted].
          Section 10.5 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more identical counterparts have been signed by each of the parties and delivered to the other parties.
          Section 10.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Schedules and Exhibits hereto (including the Parent Disclosure Schedule), the Ancillary Agreements, the Confidentiality Agreement and any other documents delivered pursuant hereto (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof and (b) except for the provisions of Section 5.23, Section 6.1, Section 6.2 and Article IX, are not intended to and shall not confer upon any Person other than the parties any rights or remedies hereunder.
          Section 10.7 Governing Law; Jurisdiction; Waiver of Jury Trial.
          (a) This Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without reference to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the Delaware Chancery Courts, or, if the Delaware Chancery Courts do not have subject matter jurisdiction, in the state courts of the State of Delaware located in Wilmington, Delaware, or in the United States District Court for any district within such state, for the purpose of any Action or judgment relating to or arising out of this Agreement or any of the transactions contemplated hereby and to the laying of venue in such court. Service of process in connection with any such Action may be served on each party hereto by the same methods as are specified for the giving of notices under this Agreement. Each party hereto irrevocably and unconditionally waives and agrees not to plead or claim any objection to the laying of venue of any such Action brought in such courts and irrevocably and unconditionally waives any claim that any such Action brought in any such court has been brought in an inconvenient forum.
          (b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.

          Section 10.8 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:
     If to Parent, to:
Mediacom Communications Corporation
100 Crystal Run Road
Middletown, NY 10941
Attention: General Counsel
Facsimile:  (845) 695-2699
     with a copy (which shall not constitute notice) to:
Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112
Attention: Frederick H. McGrath
Lee D. Charles
Facsimile:  (212) 259-2530
(212) 259-2505
     If to Shivers or Shivers LLC, to:
Shivers Trading & Operating Company
725 Broad Street
Augusta, Georgia 30901
Attention: William S. Morris IV, President
Facsimile:  706-722-7125
     with a copy (which shall not constitute notice) to:
Hull, Towill, Norman, Barrett & Salley, P.C.
801 Broad Street, 7th Floor
Augusta, Georgia 30901
Attention: Mark S. Burgreen
Facsimile:  706-722-9779
or such other address or facsimile number as such party may hereafter specify by like notice to the other parties. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

          Section 10.9 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
          Section 10.10 Equitable Remedies. Neither rescission, set-off nor reformation of this Agreement shall be available as a remedy to any of the parties hereto. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at Law or in equity.
[signature page follows]

          IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by a duly authorized representative and delivered as of the date first above written.

MEDIACOM COMMUNICATIONS CORPORATION
By:	/s/ Rocco B. Commisso
	Name:	Rocco B. Commisso
	Title:	Chairman and Chief Executive Officer

SHIVERS INVESTMENTS, LLC
By:	/s/ William S. Morris III
	Name:	William S. Morris III
	Title:	Chairman and Chief Executive Officer

SHIVERS TRADING & OPERATING COMPANY
By:	/s/ William S. Morris III
	Name:	William S. Morris III
	Title:	Chairman and Chief Executive Officer